As filed with the Securities and Exchange Commission April 16, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NEXTEST SYSTEMS CORPORATION

(Exact Name of Corporation as Specified in Its Charter)

California	3825	77-0470150
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Nextest Systems Corporation

1901 Monterey Road

San Jose, CA 95112

(408) 817-7200

(Address, including zip code and telephone number, including area code, of Registrant’s principal executive offices)

Robin Adler

Chief Executive Officer

Nextest Systems Corporation

1901 Monterey Road

San Jose, CA 95112

(408) 817-7200

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Victor A. Hebert, Esq. Randall B. Schai, Esq. HELLER EHRMAN WHITE & MCAULIFFE LLP 333 Bush Street San Francisco, California 94104 Telephone: (415) 772-6000 Facsimile: (415) 772-6268	Justin L. Bastian, Esq. MORRISON & FOERSTER LLP 755 Page Mill Road Palo Alto, California 94304 Telephone: (650) 813-5600 Facsimile: (650) 494-0792

Approximate date of commencement of proposed sale to the public:  As soon as practicable following the effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee

Common Stock, $0.001 par value	$90,000,000	$11,403

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes shares which the underwriters have the option to purchase to cover overallotment, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated April 16, 2004

PROSPECTUS

             Shares

Common Stock

This is Nextest Systems Corporation’s initial public offering of its common stock. We are offering              shares and the selling stockholders are offering              shares. We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders. We expect the public offering price to be between $             and $             per share.

Currently, no public market exists for the shares. After pricing of the offering, we expect the shares will be quoted on the Nasdaq National Market under the symbol “NEXT”.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to Nextest Systems Corporation	$	$

Proceeds, before expenses, to the Selling Stockholders	$	$

The underwriters may also purchase up to an additional              shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2004.

Merrill Lynch & Co.

SG Cowen

Needham & Company, Inc.

The date of this prospectus is             , 2004.

You should rely only on the information contained in this prospectus. We have not, and the selling stockholders and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is complete and accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have applied to register “Nextest” and “Maverick” as trademarks with the U.S. Patent and Trademark Office. All other trademarks, service marks and tradenames appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and the risks of investing in our common stock discussed under “Risk Factors” before making an investment decision. References to “we”, “us” and “our” refer to Nextest Systems Corporation.

Nextest Systems Corporation

We design, develop, manufacture, sell and service automated test equipment, or ATE, for the semiconductor industry that significantly reduces the cost of test in our targeted markets. Our low-cost, high throughput and highly flexible ATE systems enable our customers to characterize the performance of integrated circuits, or ICs, during the design process and to test IC integrity during the manufacturing process. We believe that our ATE systems allow our customers to bring their ICs to market faster and at lower costs. Our customers include integrated device manufacturers, or IDMs, packaging assembly and test providers, or PATs, wafer fabrication foundries and fabless design companies. We target the flash memory IC market and the market for ICs that contain integrated flash memory, including microcontrollers and smart cards. We also target other types of memory and logic ICs, as well as systems on a chip, or SOCs, which contain a combination of logic, memory and analog functions. Our ATE systems are best suited for ICs incorporated into products in high-growth consumer digital appliance markets, as ICs used in these markets have characteristics that are uniquely addressed by our product capabilities. ICs tested by our systems are used in a wide range of products, including cellular phones, digital cameras, MP3 players and personal digital assistants, or PDAs.

The low cost, high throughput and highly flexible advantages of our ATE systems are the result of the fundamental architecture that we use across our product family. Our architecture is highly modular, parallel, scaleable and versatile and makes extensive use of industry standard components. We believe our implementation of this architecture is unique in the ATE industry.

We were founded in 1997 and shipped our first products in 1998. We have shipped over 1,000 systems which are installed at more than 50 semiconductor companies worldwide, including Amkor Technology Inc., Atmel Corp., Maxim Integrated Products, Inc., Micron Technology Inc. and SanDisk Corp. We are headquartered in San Jose, California and have built a global presence, serving our customers from sites in the U.S., Europe and Asia. For the six months ended December 31, 2003, our net revenue was $18.7 million and our net income was $2.4 million. As of December 31, 2003, we had 124 employees worldwide.

Our Solution

We design, develop, manufacture, sell and service ATE systems that significantly reduce the cost of test in our targeted markets. We believe our ATE systems provide an optimal combination of cost and performance to a wide segment of the IC marketplace. The key aspects of our solution are:

•	Reduced IC test costs. A significant number of ICs, particularly those used in consumer digital appliances, do not need the highest performance test capabilities. Our ATE systems are designed to provide the required performance capabilities at a significantly reduced cost of test.

•	Optimized flash memory testing capabilities. Our architecture and implementation optimizes parallel test performance, particularly for flash memory, by providing specific, dedicated and independent test resources to each device under test, thereby significantly reducing test times. With the addition of Maverick HD to our product line, we will offer low cost, high throughput test performance on a test platform with up to 4096 test pins, thereby further increasing our flash memory test capabilities.

•	Highly flexible systems. Our ATE systems are equally capable as memory or logic testers unlike many competing systems which focus on logic or memory and provide reduced capability for the other function. Additionally, with the introduction of our Lightning option, we will provide additional analog and mixed-signal testing capabilities.

•	Scalability. Our ATE architecture efficiently scales from personal systems with as few as 16 pins to production systems with up to 4096 pins. Our scalable architecture enables us to provide multiple system sizes configured with the number of pins that our customers require.

•	Reduced time to market. Our architecture enables us to provide low cost test systems tailored for both engineering and production applications in a single product family. Our customers are therefore able to gain time-to-market efficiencies by eliminating the need to write additional test programs when transitioning an IC from design to manufacturing.

Our Strategy

Our objective is to be the leading supplier of low cost, high throughput ATE systems for high growth IC markets. Key elements of our strategy include:

•	Focus on lowering the cost of test. We focus on offering appropriate test performance levels, as opposed to maximized performance levels, thereby allowing customers to avoid paying for excessive test capabilities. We believe that our ability to provide a lower cost test solution is the key differentiating factor in our strategy. We intend to continue to focus on lowering the overall cost of test by providing ATE systems with: the lowest acquisition cost per pin; the highest productivity per dollar spent; the highest throughput per square foot of factory space; flexibility to test memory, logic or analog functions; scalability to provide cost effective, appropriately sized solutions; and commonality among components resulting in reduced maintenance and spare parts costs.

•	Target large, high growth markets. We currently concentrate on ICs used in large, high growth consumer digital appliance markets, including cellular phones, digital cameras, MP3 players and PDAs. We intend to focus our R&D on new innovative products for semiconductor manufacturers targeting these and other large, high growth markets.

•	Further penetrate current and new customer base. We plan to leverage our large installed base of ATE systems used in research and development, or R&D, to migrate these customers to production systems. Similarly, we believe that there is a significant opportunity to penetrate new customers as the IC industry becomes increasingly focused on cost and flexibility over maximized performance.

Company Information

We were incorporated in the State of California on November 7, 1997. We plan to reincorporate in the State of Delaware prior to completion of the offering. Our principal executive offices are located at 1901 Monterey Road, San Jose, California 95112, and our telephone number is (408) 817-7200. We maintain a website at www.nextest.com. The information in our website is not part of this prospectus.

The Offering

Common stock offered by

Nextest Systems Corporation	shares
Selling stockholders	shares
Total	shares

Common stock to be outstanding after this offering	shares

Overallotment option	shares

Use of proceeds

We intend to use the net proceeds of this offering received by us for working capital and other general corporate purposes, including investments in product development, manufacturing, sales and marketing, and potential acquisitions. We will not receive any proceeds from the shares of common stock sold by the selling stockholders. See the discussion of “Use of Proceeds” for a more detailed description.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	NEXT

The number of shares of our common stock outstanding after this offering is based on 25,546,142 shares outstanding on March 27, 2004 and does not take into account:

•	3,136,426 shares issuable upon exercise of outstanding options to purchase our common stock as of March 27, 2004, at a weighted average exercise price of $0.67 per share;

•	shares available for future issuance under our stock option plans as of , 2004; and

•	shares reserved for issuance under our employee stock purchase plans.

In addition, the underwriters have a 30-day option to purchase up to              additional shares from us to cover overallotments.

We report results of our operations on the basis of 52 or 53 week periods, ending on the last Saturday in June of each year. Fiscal years 2003, 2002 and 2001 ended on June 28, 2003, June 29, 2002 and June 30, 2001. Fiscal years 2003, 2002 and 2001 were each comprised of 52 weeks. For presentation purposes, we refer in this prospectus and the accompanying financial information to a fiscal year end for each year of June 30. The period for the six months ended December 31, 2002 and 2003 actually ended on December 28, 2002 and December 27, 2003.

Unless otherwise indicated, all information in this prospectus:

•	assumes our reincorporation in Delaware prior to completion of this offering;

•	assumes no exercise of the underwriters’ overallotment option to purchase up to shares;

•	reflects the conversion of all outstanding shares of our preferred stock into 8,525,500 shares of our common stock upon the completion of this offering; and

•	assumes the filing of our amended and restated certificate of incorporation.

NEXTEST SYSTEMS CORPORATION

Summary Consolidated Financial Data

The following table summarizes the consolidated financial data for our business. You should read this table along with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the summary consolidated statement of operations data for the fiscal years ended June 30, 2001, 2002 and 2003 and the consolidated balance sheet data as of June 30, 2002 and 2003 from our audited consolidated financial statements included elsewhere in this prospectus.

The consolidated balance sheet data as of December 31, 2003 and the consolidated statements of operations data for the six months ended December 31, 2002 and 2003 are based on our unaudited quarterly consolidated financial statements included elsewhere in this prospectus. The information as of and for the six month periods ended December 31, 2002 and 2003 is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of our management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the six months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the full year ended June 30, 2004, or any future period.

Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all preferred stock outstanding as of December 31, 2003 into common stock, as if all such shares had converted as of the date of original issuance.

	Years ended June 30,			Six months ended December 31,
	2001	2002	2003	2002	2003
Consolidated Statement of Operations Data:
(in thousands, except per share amounts)
Net revenue	$58,523	$14,542	$15,598	$4,759	$18,672
Gross profit	28,876	5,244	4,880	287	9,872
Income (loss) from operations	15,714	(4,800)	(7,621)	(5,657)	1,504
Net income (loss)	9,366	(2,773)	(5,568)	(4,280)	3,207
Net income (loss) available to common stockholders	9,366	(3,706)	(7,168)	(5,080)	2,407
Basic and diluted net income (loss) available to common stockholders:
Net income/ (loss) per share—basic	$0.69	$(0.25)	$(0.46)	$(0.33)	$0.10
Net income/ (loss) per share—diluted	$0.54	$(0.25)	$(0.46)	$(0.33)	$0.09
Shares used in per share calculation—basic	13,602	14,712	15,632	15,295	24,878
Shares used in per share calculation—diluted	17,489	14,712	15,632	15,295	27,004

Pro forma net income (loss) per share:
Net income/ (loss) per share—basic			$(0.23)		$0.13
Net income/ (loss) per share—diluted			$(0.23)		$0.12

Shares used in per share calculation—basic			24,157		24,878
Shares used in per share calculation—diluted			24,157		27,004

	As of December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
Consolidated Balance Sheet Data: (in thousands)
Cash and cash equivalents	$16,873	$16,873	$
Working capital	28,135	28,135
Total assets	38,619	38,619
Mandatory redeemable convertible preferred stock	23,194	—		—
Stockholders’ equity	7,456	30,650

The pro forma column of this consolidated balance sheet data table reflects the conversion of all preferred stock outstanding into common stock upon the closing of this offering. The pro forma as adjusted column of this consolidated balance sheet data table reflects the conversion of all preferred stock outstanding into common stock upon the closing of this offering, the issuance and sale by us of              shares in this offering at an assumed initial public offering price of $         per share, and the receipt of proceeds of this offering, after deducting underwriting discounts and commissions and estimated offering expenses, as if these events occurred as of December 31, 2003.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our financial statements and related notes.

Risks Related to Our Business

Our operating results could be harmed by the highly cyclical nature of the semiconductor industry and general economic slowdowns.

Our business and operating results depend in significant part upon capital expenditures of manufacturers of semiconductors, which in turn depend upon the current and anticipated market demand for integrated circuits, or ICs. Historically, the semiconductor industry has been highly cyclical with recurring periods of over-supply, which have often had a severe negative effect on demand for automated test equipment, or ATE, systems, including systems developed and marketed by us. During these periods, we experienced significant reductions and delays in customer orders, which had a material adverse effect on our operating results. While the semiconductor industry has recently emerged from one of the most significant downturns in history, the industry upturn may not continue or a downturn may recur. Therefore, we cannot be certain that we will be able to maintain or exceed our current level of sales.

The recent downturn in the semiconductor industry has affected the ATE market significantly. The impact of slowdowns are magnified due to the high proportion of fixed costs in our industry, including significant research and development, or R&D, manufacturing and sales costs, which limit our ability to reduce expenses quickly in response to decreases for orders and revenues. There are a lot of uncertainties regarding the growth rate of economies throughout the world and uncertainties in the semiconductor industry growth rate. These uncertainties have caused businesses to reduce capital investment and may cause further reduction of such investments. These reductions have been particularly severe in the semiconductor equipment industry. If the worldwide economies rebound in the near future, we do not know if our business will experience similar effects. If the worldwide economies do not rebound in the near future, we expect that the growth we have recently experienced may not be sustainable and that our business may be harmed.

Our quarterly operating results may fluctuate significantly from period to period, and this may cause our stock price to decline.

In the past we have experienced, and in the future we expect to continue to experience, fluctuations in revenue and operating results from quarter to quarter. These fluctuations occur for a variety of reasons, including:

•	demand for and market acceptance of our products as a result of the cyclical nature of the ATE industry or otherwise, often resulting in reduced ATE systems sales during industry downturns and increased sales during periods of industry recovery;

•	order cancellations by customers;

•	changes in the timing and terms of product orders by customers;

•	the loss of a significant customer or reduced orders by that customer;

•	delays in acceptance of products by our customers as a result of our failure to meet the customers’ specification;

•	changes in the mix of products that we offer, as well as the relative mix of our product and service offerings, thereby affecting our margins in a particular quarter;

•	delays or problems in the planned introduction of new products;

•	competitive pressures resulting in lower selling prices in our industry;

•	adverse changes in the semiconductor and consumer digital appliances industries, on which we are particularly dependent, which would likely reduce overall demand for ATE, including our products;

•	our competitors’ announcements of new products, services or technological innovations, which can, among other things, render our products less competitive due to the rapid technological change in our industry;

•	disruptions in our manufacturing or in the supply of components to us causing us to delay shipment of products; and

•	write-offs of excess or obsolete inventory.

As a result of these factors, we believe that quarter-to-quarter comparisons of our net revenue and operating results may not be meaningful and that these comparisons may not be an accurate indicator of our future performance. Also, sales of a relatively limited number of systems may account for a substantial portion of our net revenue in any particular quarter. Thus, changes in the timing or terms of a small number of transactions could disproportionately affect our operating results in any particular quarter. Moreover, because of the factors listed above and because a significant portion of our expenses are fixed and independent of net revenue in any particular period, it is difficult for us to accurately predict our net revenue and operating results, which may cause our net revenue and operating results in one or more future quarters to be below the expectations of securities analysts or investors. If this occurs, we could experience an immediate and potentially significant decline in the trading price of our stock.

We rely on a small number of customers for a significant portion of our revenues, and the termination of any of these relationships would adversely affect our business.

Atmel Corp. accounted for 77% in 2001, 50% in 2002, 17% in 2003 and 22% in the six months ended December 31, 2003 of our net revenue and SanDisk Corp. accounted for 0% in 2001 and in 2002, 39% in 2003 and 41% in the six months ended December 31, 2003 of our net revenue. Our customers are generally not obligated by long-term contracts to purchase our systems, and they frequently evaluate competitive products prior to placing new orders with us. Our customers can cancel or delay orders without any penalties, and because of our reliance on a small number of large customers we cannot effectively require them to pay cancellation charges when canceling or rescheduling their orders with us. The semiconductor industry is highly concentrated, and a small number of companies account for a substantial portion of the purchases of ATE systems generally, including our ATE systems. Consequently, our business and operating results would be materially adversely affected by the loss of, or any reduction in orders by, any of our significant customers, particularly if we were not able to replace that lost revenue with additional orders from new or existing customers.

Our ability to obtain market acceptance for the Maverick HD could limit our revenue growth and profitability.

We are currently devoting and intend to continue to devote significant resources to the development, production and commercialization of our newest product, Maverick HD. We plan to introduce Maverick HD in 2004, however, we have not marketed the Maverick HD broadly to date. Accordingly, we cannot be sure that Maverick HD or other new products will have the performance and cost-effectiveness to achieve market acceptance or generate substantial revenue. Furthermore, the competition we face in this marketplace frequently changes as new competitive offerings are brought to market. We expect that there will be competitive announcements of new products in the flash memory ATE market in the near future. We cannot assure you that we will be able to successfully compete against these future products.

The expense for a customer of transitioning to a new ATE system can be significant. Certain prospective customers for our new products may be unwilling, or unable, to bear the increased costs of migrating to a new testing platform. This may make it difficult to market and sell the Maverick HD.

Our future financial performance is highly dependent on the success of our Maverick HD. Successful acceptance of this product in the ATE marketplace is dependent on a number of factors, including:

•	our ability to successfully complete the design in time to meet market requirements for the Maverick HD;

•	the Maverick HD’s performance, cost-effectiveness, and reliability at customer locations;

•	the performance and cost-effectiveness of competitive offerings, some of which may not have been yet introduced to the marketplace;

•	willingness of our customers to invest in a new testing platform;

•	our ability to timely manufacture the Maverick HD in the quantities required by our customers;

•	our ability to effectively market and sell the platform worldwide; and

•	our ability to effectively install and support the Maverick HD.

As a new product, Maverick HD will be subject to customer-specific acceptance criteria, which may delay the recognition of revenue from these sales. Typically, these acceptance criteria will consist of testing to ensure the system conforms to published specifications and may also include customer-specific acceptance criteria. Furthermore, existing and prospective customers may not order any of our current products as they assess Maverick HD and the degree to which it is accepted in the market.

Delays in completing the development and commercialization of Maverick HD will adversely affect our business.

We have not yet completed the design and development of Maverick HD. Our future operating results will depend in large part upon our ability to successfully introduce and commercialize this product. We have experienced delays from time to time in the development of the Maverick HD, and may continue to do so in the future. Unanticipated difficulties or delays in completing the design and development of the Maverick HD could lead to increased development costs and could adversely impact our ability to take customer orders, ship products and fulfill contractual obligations in a timely manner. As a result, our business, financial condition and results of operations could be materially adversely affected, and our relationship with our customers could be harmed.

Additionally, it is the nature of the semiconductor industry to experience periods of rapid capacity expansion, followed by periods in which growth is modest, or contraction may even occur. Periods of semiconductor industry expansion are the most important for the ATE business, as this is when most ATE is purchased. It will be critical to the success of the Maverick HD to complete the design and manufacturing introduction in time to meet the cyclical requirements of the marketplace and to meet the purchasing cycles of our customers. If the Maverick HD is not available in time to meet windows of market opportunity, market success of this product will be greatly reduced.

In addition, if Maverick HD has actual or perceived reliability, quality, functionality or other problems, we may suffer reduced orders, higher manufacturing costs, inability to recognize revenue, delays in collecting accounts receivable and higher service, support and warranty expenses and/or inventory write-offs, among other effects. We believe that the acceptance, volume production, timely delivery and customer satisfaction of our Maverick HD is of significant importance to our future financial results. As a result, our inability to correct any technical, reliability, parts shortages or other difficulties or to manufacture and ship Maverick HD or any future product on a timely basis to meet customer requirements could damage our relationships with current and prospective customers and would materially adversely affect our business, financial condition and results of operations.

Delays in our ability to obtain customer acceptance for our products would delay the recognition of revenue by us.

Customer purchase orders for our ATE products may require us to meet customer-specific criteria before the system is accepted by the customer. Typically, these acceptance criteria consist of testing to ensure the ATE system conforms to published specifications and may also include customer-specific items, relating to performance, reliability or throughput. While purchase orders for any of our products may contain such criteria, the likelihood that they will be included is higher when a product is new to the marketplace, or when an existing product is sold for the first time to a new customer. Our success depends upon selling new products to an expanding customer base. If we are not able to meet customer acceptance criteria in a timely manner, the recognition of revenue from these sales would be delayed.

If we do not develop and maintain new customer relationships, our ability to generate revenue growth will be adversely affected.

Our ability to increase our sales will depend in part upon our ability to obtain orders from new customers. Obtaining orders from new customers is difficult because semiconductor manufacturers typically select one vendor’s systems for testing an entire generation of ICs and make substantial investments to develop related test program software and interfaces. Once a semiconductor manufacturer has selected an ATE system vendor, it is likely to continue to purchase test systems from that vendor. Further, some of our target customers may prefer larger, more established vendors. If we are unable to obtain new customers that adopt and implement our products and technology, our business will be harmed.

We face additional difficulties in our efforts to develop new customer relationships abroad. Nationalistic buying practices could favor local competitors or non-local competitors with larger presence in local economies than we have. The specific issues forcing us to partner with local companies in order to compete for business may negatively impact our financial performance.

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

We face substantial competition throughout the world in each of our product areas. Our most important competitors include Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NPTest, Inc. and Teradyne, Inc. Some of our competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we do. Our relatively small size gives us less leverage with components and service vendors than our larger competitors have. Also, some of our larger competitors, having greater resources, may be more willing or able than we are to put capital at risk to win business, for example, by loaning or providing equipment at no charge to customers. We expect our competitors to continue to improve the performance of their current products and to introduce new products, technologies or services that could adversely affect sales of our current and future products and services. Furthermore, some of our competitors have greater presence abroad, which makes it more difficult for us to compete for foreign customers.

Some of our competitors provide a bundled solution to the customer, which includes an ATE system and other components of the test platform. In addition, some components of the test platform provided by our competitors may be incompatible with our ATE system or unavailable for sale with our products. We may not be able to compete effectively with these competitors.

Our competitors may also elect to reduce the price of their products leading to a reduction in average selling prices throughout our industry. Alternatively, our competitors could introduce competing low cost ATE systems and sell them at a loss. The overall demand for production test equipment is not likely to substantially increase as prices are reduced. Accordingly, price reductions by our competitors may force us to lower our prices, as demand for ATE stays the same. This may limit our opportunities for growth and negatively impact our financial performance.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our net revenue and operating results.

Variations in the length of our sales cycles could cause our net revenue, and therefore our business, financial condition, operating results and cash flows, to fluctuate widely from period to period. These variations often are based upon factors partially or completely outside our control. The factors that affect the length of time it takes for us to complete a sale depend upon many elements including:

•	customer-specific acceptance criteria that customers may place upon our products;

•	the complexity of the customer’s fabrication processes;

•	the willingness of customers to adopt new product platforms or products;

•	the internal technical capabilities and sophistication of the customer; and

•	the capital expenditures of our customers.

As a result of these and a number of other factors influencing our sales cycles with particular customers, the period between our initial contact with a potential customer and the time when we recognize revenue from that customer, if ever, varies widely. Our product sales cycles typically can range from six to 12 months. Sometimes our sales cycles can be much longer, particularly when the sales cycle involves developing new applications for our systems, new technology or the introduction of new products. During these cycles, we commit substantial resources to our sales efforts before receiving any revenue, and we may never receive any revenue from a customer despite these efforts.

Our dependence on subcontractors and single and sole source suppliers may prevent us from delivering an acceptable product on a timely basis.

We rely on subcontractors to manufacture certain subassemblies for our products, and we rely on single source suppliers, some of whom are relatively small in size, for many of the components we use in our products. Many of our products contain some components from sole source suppliers, and some of the parts we use are not readily available from alternate suppliers due to their unique design. For example, we rely on one small supplier with limited operating history for an electronic chip used in our new Maverick HD product. If this supplier cannot provide this component on a timely basis, at the same price or at all, our manufacturing of Maverick HD will suffer.

Should any of our single and sole source suppliers cease manufacture of any of the components that we use in our design and manufacturing, we would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture these components internally or redesign our products to eliminate the unavailable component. Since the manufacturing of certain components and subassemblies is an extremely complex process, the process of qualifying new subcontractors and new suppliers, or initiating manufacturing internally for these complex components, is a lengthy process and could also materially adversely affect our business, financial condition and results of operations.

In addition to discontinuing parts, suppliers may also extend lead time or increase prices due to capacity constraints or other factors. In order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors, or at times make advance payments to suppliers, which could impact our ability to adjust our inventory to declining market demands. Prior commitments of this type may result in an excess of parts as demand for our products decreases. Our reliance on subcontractors gives us less control over the manufacturing process and exposes us to significant risks, especially inadequate capacity, late delivery, substandard quality and high costs. Additionally, we do not have written supply agreements with our subcontractors and suppliers and generally they are under no obligation to provide us with material for as long as our requirements may exist. As a result, the loss or failure to perform by any of these providers could adversely affect our business and operating results.

If demand for flash memory does not continue to rise, our business may be harmed.

The sales of our ATE systems significantly depend on the demand for products incorporating flash memory ICs, such as cellular phones, digital cameras, MP3 players and personal digital assistants. The semiconductor industry may develop alternative technologies that may make the use of flash memory less prevalent. A reduction in the demand for flash memory would likely result in a reduction in the demand for our products and could harm our business.

Continued advances in IC technology may render our products and services uncompetitive.

The IC industry into which we sell our products is characterized by rapid technological changes, frequent new product introductions and evolving industry standards. The success of our product and service offerings will depend on several factors, including our ability to:

•	properly identify customer needs and anticipate technological advances and industry trends;

•	innovate, develop and commercialize new technologies and applications in a timely manner;

•	adjust to changing market conditions; and

•	differentiate our offerings from those of our competitors.

Our products are used by our customers to develop, test and manufacture their new, as well as current, products. We therefore must anticipate industry trends and develop products in advance of the commercialization of our customers’ products. Development of new products generally requires a substantial investment before we can determine the commercial viability of these innovations. In addition, new methods of testing ICs such as built in self-test, design for test, or structural test initiatives could create the need for a different ATE system or system architecture than we have developed and render our products uncompetitive or obsolete. Any of these factors could materially adversely affect our business, financial condition and results of operations.

If we fail to adequately predict our customers’ needs and technological advances, we may invest heavily in R&D of products and services that do not lead to significant revenue, or we may fail to invest in technology necessary to meet changing customer demands. Without the timely introduction of new products, services and enhancements that reflect these changes, our products and services would likely become technologically obsolete, and our net revenue and operating results would suffer.

Third parties may claim we are infringing their intellectual property and we could suffer significant litigation or licensing expenses or be prevented from selling our products or services.

Third parties may claim that we are infringing their intellectual property rights and we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. However, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products and services.

From time to time, we rely on licenses of intellectual property useful for our business. These licenses may not be available in the future on favorable terms, or at all. The loss of any of these licenses could harm our business, financial condition and results of operations.

Third parties may infringe our intellectual property and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends, in part, on our ability to protect our proprietary rights and technology. We rely on a combination of copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

We currently have six patent applications filed in the United States and two patent applications filed in each of Japan, Korea and Taiwan. Our pending patent applications may not be allowed or competitors may challenge the validity or scope of these patent applications. In addition, our patents may not provide us with a significant competitive advantage.

We may be required to spend significant resources to monitor and protect our intellectual property rights. Monitoring the unauthorized use of our products or intellectual property is difficult and litigation may be necessary in the future to enforce our intellectual property rights. Regardless of the merits of any claim, litigation is expensive and time-consuming and could divert our management’s attention from our business operations. We may not be successful in any litigation or in our actions to enforce our intellectual property rights, may not be able to detect any infringement and, as a result, may lose competitive position in the market. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share in those countries. Accordingly, we may not able to protect against unauthorized use of our technology by third-parties, which could materially harm our business.

We have grown quickly and if we fail to manage our growth, our business will suffer.

We have rapidly and significantly expanded our operations, and anticipate that further significant expansion, including the possible acquisition of third-party assets, technologies or businesses, will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on our management, operational and financial resources. Some of our officers or senior management personnel have no prior senior management experience at public companies. Additionally, we need to properly implement and maintain our financial and managerial controls, reporting systems and procedures, including the increased internal controls and procedures required by the recently enacted Sarbanes-Oxley Act of 2002. These difficulties could disrupt our business, distract our management and employees or increase our costs. If we are unable to manage growth effectively or successfully integrate any assets, technologies or businesses that we may acquire, our business, financial condition and results of operations would be affected adversely.

Failure to plan the production of products accurately or failure to estimate our customers’ demand could adversely affect our inventory levels and our income.

Given the cyclical nature of the markets in which we participate, we cannot reliably predict future revenue or profitability. Accordingly, we must order components and build some inventory before we actually receive a purchase order. Our income could be harmed if we are unable to adjust our purchases to market fluctuations, including those caused by the seasonal or cyclical nature of the semiconductor market in which we operate. The sales of our products are dependent, to a large degree, on customers who are subject to cyclical trends in the demand for their products. During a market upturn, our results could be materially and adversely impacted if we cannot increase our purchases of components parts and services quickly enough to meet increasing demand for our products.

In addition, purchase orders we receive from our customers may be cancelled or postponed, generally without penalty to the customer. If we do not obtain orders as we anticipate, we could have excess inventory that we would not be able to sell, likely resulting in inventory write-offs, which could have a material adverse effect on our business, financial condition and results of operations. Furthermore, if we do not successfully manage the introduction of our new products, our backlog and our inventory of existing products may be affected as our customers switch to our new products. If demand for our new products is higher than we anticipated, we might have insufficient quantities for sale of the product that customers want to buy. If demand is less than we expect, we may experience excess inventories of our new products. In addition, if some of our customers cancel their current orders for our old products in anticipation of our new products, we may have additional excess and obsolete inventories and be forced to incur additional charges.

Products that do not meet customer specifications or contain defects that harm our customers could damage our reputation and cause us to lose customers and revenue.

The complexity and ongoing development of our products could lead to design or manufacturing problems. Our ATE systems may fail to meet our customers’ technical requirements, or may contain defects, which cause damage to our customers’ production lines or facilities. Any of these problems may harm our customers’ businesses. If any of our products fail to meet specifications or have reliability or quality problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in net revenue, an increase in product returns and the loss of existing customers or failure to attract new customers. In addition, if any of our products fail to accurately test our customers’ products, it may result in our customers shipping faulty ICs. Besides damaging our reputation, our customers may sue us for any consequential damages they incur as a result of such problems in our ATE systems. These problems may adversely affect customer relationships, as well as our business, financial condition and results of operations.

We may experience a decrease in our backlog as our customers can cancel or delay their orders.

At December 31, 2003, our backlog of unfilled orders for all products and services was $13.0 million, compared with $2.2 million at December 31, 2002. Historically, ATE systems generally ship within twelve months of receipt of a customer’s purchase order. While backlog is calculated on the basis of purchase orders, orders may be subject to cancellation or delay by the customer with limited or no penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers and changes in our manufacturing capacity. Furthermore, our backlog may be affected by our limited visibility in the semiconductor capital equipment industry and potential delays of delivery dates by our customers. These potential delays or cancellations by our customers may have a materially negative effect on our results of operations.

Economic, political and other risks associated with international sales and operations, particularly in Asia, could adversely affect our sales.

Since we sell our products and services worldwide, our business is subject to risks associated with doing business internationally. Our revenue originating outside the United States, including export sales from our United States manufacturing facilities to foreign customers and sales by our foreign subsidiaries and branches, as a percentage of our total net revenue, was 48% in 2001, 27% in 2002, 58% in 2003 and 42% in the six months ended December 31, 2003. A substantially higher percentage of our products is shipped outside of the United States. These international sales will continue to be subject to certain risks, including:

•	changes in regulatory requirements;

•	tariffs, trade protection measures, import or export licensing requirements and other barriers;

•	political and economic instability;

•	the adverse effect of fears surrounding any recurrence of SARS, or other diseases, on our business and sales and that of our customers and suppliers, especially in Asia;

•	natural disasters affecting the regions in which we or our distributors sell products;

•	foreign currency exchange rate fluctuations;

•	difficulties with distributors, foreign subsidies and branch operations;

•	potentially adverse tax consequences;

•	the possibility of difficulty in accounts receivable collections;

•	greater difficulty in maintaining U.S. accounting standards; and

•	greater difficulty in protecting intellectual property rights.

In particular, many overseas economies have been highly volatile and recessionary in the past, resulting in significant fluctuations in local currencies and other instabilities. Many countries in Asia have recently been affected by the occurrence of severe acute respiratory syndrome, or SARS, and other diseases. These instabilities continue and may occur again in the future. Our exposure to the business risks presented by the economies of Asia will increase to the extent that we continue to expand our operations in that region. An outbreak of SARS or other diseases could result in delay in customer acceptance of our products or prevent us from installing or servicing our products sold in the affected region.

We are also subject to the risks associated with the imposition of domestic and foreign legislation and regulations relating to the import or export of semiconductor manufacturing equipment and software products. We cannot predict whether the import and export of our products will be adversely affected by changes in, or enactment of new, quotas, duties, taxes or other charges or restrictions imposed by the United States or any other country in the future. Any of these factors or the adoption of restrictive policies could have a material adverse effect on our business, financial condition or results of operations.

Furthermore, international turmoil, exacerbated by the war in Iraq, tensions in North Korea and civil war in the Philippines have contributed to an uncertain political and economic climate, both in the United States and globally, which may affect our ability to generate revenue on a predictable basis. In addition, terrorist attacks and the threat of future terrorist attacks, both domestically and internationally, have negatively impacted an already weakened worldwide economy. As we sell products both in the United States and internationally, the threat of future terrorist attacks may adversely affect our business. These conditions make it difficult for us and for our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

The technology labor market is very competitive and our business will suffer if we are not able to hire and retain key personnel.

Our future success depends in part on the continued service of our key executive officers, as well as our R&D, sales, marketing, manufacturing and administrative personnel, most of whom are not subject to employment or non-competition agreements. In addition, competition for qualified personnel in the technology area is intense and we operate in several geographic locations where labor markets are particularly competitive, including the Silicon Valley region of Northern California where our headquarters and central R&D laboratories are located. Our business is particularly dependent on technology expertise which only a very limited number of engineers possess. The loss of any of our key employees, including Robin Adler, our Chief Executive Officer, Tim Moriarty, our Vice President of Sales and Marketing, or Craig Foster, our Vice President of Engineering, or a broader loss of any of our employees who are highly-skilled in our specialized sector of IC test technology, would materially adversely affect our business, financial condition and results of operations.

In the event that environmental contamination were to occur as a result of our ongoing operations, we could be subject to substantial future liabilities.

Our manufacturing processes involve the use of substances regulated under various international, federal, state and local laws governing the environment. Any failure or inability to comply with existing or future laws could result in significant remediation liabilities, the imposition of fines or the suspension or termination of production. We are responsible for any liabilities resulting from our operation of the business and also for future costs of compliance with these laws. In addition, we may not be aware of all conditions that could subject us to liability.

If our facilities were to experience catastrophic loss, including natural disasters, our operations would be seriously harmed.

Our operations and those of our customers, suppliers and subcontractors are vulnerable to interruptions by fire, flood, earthquake, power loss, terrorist attack, outbreak of infectious diseases, war and other events beyond our control. Our facilities could be subject to a catastrophic loss caused by natural disasters, including fires and earthquakes. In particular, we have significant facilities in areas with above average seismic activity, such as our production facilities and headquarters in California. If any of these facilities were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, reduce revenue and result in large expenses to repair or replace the facility. We do not carry insurance or financial reserves for interruptions or potential losses arising from earthquakes or terrorism. A catastrophic event that results in the destruction of any of our critical business or information technology systems could severely affect our ability to conduct normal business operations and as a result, our future operating results could be adversely affected.

We may incur a variety of costs to engage in future acquisitions of companies, products or technologies and the anticipated benefits of those acquisitions may never be realized.

We may make acquisitions of, or significant investments in, complementary companies, products or technologies, although no acquisition or investments are currently pending. Any future acquisitions would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies;

•	diversion of our management’s attention from ongoing business concerns;

•	our potential inability to maximize our financial and strategic position through the successful incorporation of acquired technology and rights into our products and services;

•	additional expense associated with amortization of acquired assets;

•	maintenance of uniform standards, controls, procedures and policies;

•	impairment of existing relationships with employees, suppliers and customers as a result of the integration of new management personnel;

•	dilution to our stockholders in the event we issue stock as consideration to finance an acquisition; and

•	increased leverage if we incur debt to finance an acquisition.

To date, we have limited experience effecting or managing the integration of acquisitions and investments. As a result, we may not be able to successfully integrate any business, products, technologies or personnel that we might acquire in the future and our failure to do so could harm our business.

Failure to raise additional capital on favorable terms, or at all, may prohibit us from expanding our operations and investing in new products.

Our operating expenses were $13.2 million in 2001, $10.0 million in 2002, $12.5 million in 2003 and $8.4 million in the six months ended December 31, 2003. We anticipate that our existing capital resources will enable us to maintain currently planned operations through at least the next 12 months. However, our future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the cost to ensure access to adequate manufacturing capacity and the market acceptance of our products. To the extent that existing cash and cash equivalents, together with any cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financings. Future equity financings could be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We may not be able to obtain financing with favorable interest rates. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could materially adversely affect our business, financial condition and results of operations.

Risks Related to the Offering

Our securities have no prior trading history and we cannot assure you that our stock price will not decline after the offering.

Before this offering, there has not been a public market for our common stock and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	our ability to successfully introduce new products and manage new product transitions;

•	changes in net revenue or earnings estimates or publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by our competitors that result in us losing business;

•	announcements relating to any of our key customers, significant suppliers or the semiconductor manufacturing and capital equipment industry generally;

•	loss of any key employees;

•	general market conditions;

•	domestic and international factors unrelated to our performance; and

•	any of the other risk factors described in this section.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, you may not be able to resell your shares at or above the initial public offering price, which will be determined by negotiations between representatives of the underwriters and us.

Our officers, directors and principal stockholders will control [            ]% of our common stock after this offering and will be able to significantly influence corporate actions.

After this offering, our officers, directors and principal stockholders will control approximately [            ]% of our common stock. As a result, these stockholders, acting together, will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. In addition, this significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages to owning stock in companies with controlling stockholders.

Securities analysts may not initiate coverage of our common stock or may issue negative reports and this may have a negative impact on our common stock’s market price.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. Securities analysts may not cover our common stock after the completion of this offering. If securities analysts do not cover our common stock after the completion of this offering, the lack of research coverage may adversely affect our common stock’s market price. If one or more of the analysts who cover us downgrades our stock, our stock price would likely decline rapidly. If one or more of these analysts ceases coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline. In addition, recently-adopted rules mandated by the Sarbanes-Oxley Act of 2002 and a global settlement reached in 2003 between the SEC, other regulatory agencies and a number of investment banks, will lead to a number of fundamental changes in how analysts are reviewed and compensated. In particular, many investment banking firms will be required to contract with independent financial analysts for their stock research. It may be difficult for companies with smaller market capitalizations, such as ours, to attract independent financial analysts that will cover our common stock. This could have a negative effect on our market price.

A sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market following this offering could harm the market price of our common stock. As additional shares of our common stock become available for resale in the public market, the supply of shares of our common stock will increase, which could decrease the price. There will be approximately              million additional shares of our common stock eligible for sale beginning 180 days after the effective date of this prospectus, as lock-up arrangements between our stockholders and the underwriters expire.

Terrorist attacks and terrorist threats may negatively impact our stock price.

The terrorist attacks in September 2001 in the United States, the U.S. retaliation for these attacks and ensuing events and the resulting decline in consumer confidence has had a material adverse effect on the economy. If consumer confidence does not fully recover, our net revenue and profitability will continue to be adversely impacted. In addition, any similar future events may disrupt our operations or those of our customers and suppliers. Any of these events could increase volatility in the U.S. and world financial markets, which could harm our stock price and may limit the capital resources available to us and our customers or suppliers. This could have a significant impact on our business, financial condition and results of operations and may result in increased volatility in the market price of our common stock.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC and the Nasdaq Stock Market, will result in increased costs to us. The new rules could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. The estimates we have made of the additional costs related to these new rules and regulations or the timing of such costs could be wrong, and we could be forced to spend more than we have estimated.

Changes in or interpretations of accounting rules and regulations, such as expensing of stock options, could result in unfavorable accounting charges or require us to change our compensation policies.

Accounting methods and policies for business and marketing practices of semiconductor capital equipment manufacturing companies, including policies regarding expensing stock options, are subject to further review, interpretation and guidance from relevant accounting authorities, including the SEC. For example, we currently are not required to record stock-based compensation charges if an employee’s stock option exercise price equals or exceeds the fair value of our common stock at the date of grant. The Financial Accounting Standards Board has issued an exposure draft effective for fiscal years beginning after December 15, 2004 which, if adopted as drafted, would require the Company to expense the fair value of stock options granted. If we were to change our accounting policy to record expense for the fair value of stock options granted, then our operating expenses could increase. We rely heavily on stock options to compensate existing employees and attract new employees. If we are required to expense stock options, we may then choose to reduce our reliance on stock options as a compensation tool. If we reduce our use of stock options, it may be more difficult for us to attract and retain qualified employees. If we do not reduce our reliance on stock options, our reported losses would increase. Although we believe that our accounting practices are consistent with current accounting pronouncements, changes to or interpretations of accounting methods or policies in the future may require us to adversely revise how our financial statements are prepared.

Anti-takeover provisions in our charter, bylaws and under Delaware law may make an acquisition of us or a change in our management more difficult, even if an acquisition or a management change would be beneficial to our stockholders.

Provisions in our charter and bylaws in effect as of the initial closing of this offering may delay or prevent a change in our management. Some of these provisions allow us to issue preferred stock without any vote or further action by the stockholders and require advance notification of stockholder proposals and nominations of candidates for election as directors. Our bylaws provide that special meetings of the stockholders may be called only by our Chairman, President, the board of directors or holders of not less than 20% of our common stock. These provisions may prevent or delay a change in our board of directors or our management, which is appointed by our board of directors. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. Section 203 may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would be without these provisions.

We may spend a substantial portion of the net proceeds of this offering in ways that do not yield a favorable return.

We have broad discretion to allocate the net proceeds from this offering. As a result, investors in this offering will be relying upon our judgment with only limited information about our specific intentions regarding the use of proceeds. We cannot assure you that the proceeds will be applied in a manner that yields a favorable return. Furthermore, if we are successful in our business, we may require additional cash due to working capital and other needs sooner than anticipated. Such additional cash may not be available on favorable terms, or at all.

New investors will experience immediate and substantial dilution in the value of their common stock following this offering.

The assumed initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $             in net tangible book value per share of common stock, based on an assumed initial public offering price of $             per share. Investors will incur additional dilution upon the exercise of outstanding stock options. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of liquidation. You will also incur dilution to the extent that the underwriters exercise their overallotment option. See “Dilution” for a more complete description of the dilution that you will incur.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary”, “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our estimated use of the proceeds of this offering;

•	our estimates for future performance;

•	our estimates for market acceptance of the Maverick HD and other new products;

•	our estimates regarding the growth of the semiconductor and ATE industries, and especially, the demand for flash memory; and

•	our estimates regarding our capital requirements and our needs for additional financing.

In some cases, you can identify forward-looking statements by terms such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “may”, “plans”, “potential”, “predicts”, “projects”, “should”, “will”, “would” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors”. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update such forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

At an assumed initial public offering price of $             per share, we will receive $             million from our sale of              shares of common stock in this offering, after deducting estimated offering expenses of approximately $             and the underwriting discount. At an assumed initial public offering price of $             per share, the selling stockholders will receive $             million from their sale of              shares of common stock in this offering, after deducting the underwriting discount. We will not receive any portion of the net proceeds received by the selling stockholders from the sale of their shares, except to the extent that some of them will use their proceeds to pay off their existing loans from the Company. If the underwriters exercise their overallotment option in full, we will receive an additional $             million in net proceeds at a public offering price of $             per share.

We intend to use the net proceeds of this offering for working capital and other general corporate purposes, including investments in product development, manufacturing, sales and marketing and potential acquisitions of complimentary businesses, products and technologies.

The amounts actually expended for these purposes may vary significantly and will depend on a number of factors, including the amount of our future revenue, expenses and the other factors described under “Risk Factors”. We may also use a portion of the proceeds for the acquisition of, or investment in, technologies or products that complement our business. However, we have no present understandings, commitments or agreements to enter into any potential acquisitions. In addition, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

DIVIDEND POLICY

Since our incorporation, we have not declared or paid any cash dividends on our common stock and do not expect to do so in the foreseeable future. We currently intend to retain all available funds for use in the operation and expansion of our business.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003 on an actual, pro forma and pro forma as adjusted basis. This table does not include:

•	2,962,476 shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $0.62 per share;

•	shares available for future issuance under our stock option plans; and

•	shares reserved for issuance under our employee stock purchase plans.

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and the financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2003 (Unaudited)
	Actual	Pro Forma	Pro Forma As Adjusted
Cash, cash equivalents and short-term investments	$16,873	$16,873	$

Mandatorily redeemable convertible preferred stock: $2.50 par value; authorized: 8,000,000 shares actual, no shares pro forma or pro forma as adjusted; issued and outstanding: 8,000,000 shares actual, no shares pro forma or pro forma as adjusted	23,194	—
Stockholders’ equity:
Convertible preferred stock, $3.00 par value; authorized: 500,000 shares actual, no shares pro forma or pro forma as adjusted; issued and outstanding: 500,000 shares actual, no shares pro forma or pro forma as adjusted	1,490	—
Common stock:
$0.001 par value; authorized: 140,000,000 shares actual, pro forma and pro forma as adjusted; issued and outstanding: 16,905,892 shares actual, 25,431,392 shares pro forma and shares pro forma as adjusted	17	25
Additional paid in capital	3,506	28,182
Deferred stock-based compensation	(1,885)	(1,885)
Notes receivable from stockholders	(1,063)	(1,063)
Retained earnings	5,391	5,391

Total stockholders’ equity	7,456	30,650

Total capitalization	$30,650	$30,650	$

The pro forma information assumes the conversion of all outstanding shares of preferred stock into 8,525,500 shares of common stock upon the completion of this offering.

The pro forma as adjusted information gives effect to the sale in this offering of              shares of common stock at an assumed initial public offering price of $             per share, less underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information also assumes the conversion of all outstanding shares of preferred stock into 8,525,500 shares of common stock upon the completion of this offering.

DILUTION

The pro forma net tangible book value of our common stock as of             , 2004 was $             million, or approximately $             per share. Pro forma net tangible book value per share represents our total tangible assets less our total liabilities divided by the number of shares of our common stock outstanding (after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering).

After giving effect to the sale by us of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of             , 2004 would have been $             million, or approximately $             per share. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing our common stock in this offering.

The following table illustrates the per share dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of , 2004	$
Increase in pro forma net tangible book value per share attributable to this offering

Adjusted pro forma net tangible book value per share after this offering

Dilution in per share to new investors in this offering		$

After this offering and assuming the exercise in full of all options outstanding and exercisable as of             , 2004, our pro forma net tangible book value per share as of                     , 2004 would be $             per share, representing an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors.

The following table summarizes, on a pro forma as adjusted basis as of             , 2004, the differences between the number of shares of common stock purchased from us, the total price and the average price per share paid by existing stockholders and by the new investors, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us, at an assumed initial public offering price of $             per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors		%		%	$

Total		100%		$100%

If the underwriters’ overallotment option is exercised in full, the number of shares held by the new investors will be increased to             , or approximately         % of the total number of shares of our common stock outstanding after this offering.

The existing stockholder amounts in the table above have been calculated on a pro forma basis, which includes shares outstanding as of                     , 2004 (after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock upon the closing of this offering), but excludes:

•	shares issuable upon exercise of outstanding options to purchase our common stock at a weighted average exercise price of $ per share; and

•	shares available for future issuance under our stock option plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

The consolidated statement of operations data for the fiscal years ended June 30, 2001, 2002 and 2003 and the consolidated balance sheet data as of June 30, 2002 and 2003 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statement of operations data for the fiscal years ended June 30, 1999 and June 30, 2000 and the consolidated balance sheet data as of June 30, 1999, 2000 and 2001 are derived from our audited financial statements not included in this prospectus.

The consolidated balance sheet data as of December 31, 2003 and the consolidated statements of operations data for the six months ended December 31, 2002 and 2003 are based on our unaudited quarterly consolidated financial statements included elsewhere in this prospectus. The information as of and for the six month periods ended December 31, 2002 and 2003 is unaudited and has been prepared on the same basis as our annual consolidated financial statements. In the opinion of our management, this quarterly information reflects all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods presented. The results of operations for the six months ended December 31, 2003 are not necessarily indicative of the results that may be expected for the full year ended June 30, 2004, or any future period.

Pro forma basic and diluted net loss per share have been calculated assuming the conversion of all preferred stock outstanding as of December 31, 2003 into common stock, as if all such shares had converted as of the date of original issuance.

	Years ended June 30,					Six months ended December 31,
	1999	2000	2001	2002	2003	2002	2003
Consolidated Statement of Operations Data: (in thousands, except per share amounts)
Net revenue	$4,388	$24,660	$58,523	$14,542	$15,598	$4,759	$18,672
Gross profit	1,775	14,151	28,876	5,244	4,880	287	9,872
Income (loss) from operations	(706)	7,706	15,714	(4,800)	(7,621)	(5,657)	1,504
Net income (loss)	(769)	5,368	9,366	(2,773)	(5,568)	(4,280)	3,207
Net income (loss) available to common stockholders	(769)	5,368	9,366	(3,706)	(7,168)	(5,080)	2,407

Basic and diluted net income (loss) available to common stockholders:
Net income/ (loss) per share—basic	$(0.08)	$0.49	$0.69	$(0.25)	$(0.46)	$(0.33)	$0.10
Net income/ (loss) per share—diluted	$(0.08)	$0.49	$0.54	$(0.25)	$(0.46)	$(0.33)	$0.09

Shares used in per share calculation—basic	10,000	10,971	13,602	14,712	15,632	15,295	24,878
Shares used in per share calculation—diluted	10,000	10,971	17,489	14,712	15,632	15,295	27,004

Pro forma net income (loss) per share:
Net income/ (loss) per share—basic					$(0.23)		$0.13
Net income/ (loss) per share—diluted					$(0.23)		$0.12

Shares used in per share calculation—basic					24,157		24,878
Shares used in per share calculation—diluted					24,157		27,004

	June 30,					December 31, 2003
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data: (in thousands, except per share amounts)
Cash and cash equivalents	$349	$3,763	$4,860	$16,546	$15,576	$16,873
Working capital	(1,009)	4,209	12,346	29,862	24,692	28,135
Total assets	3,864	17,644	25,024	37,139	35,078	38,619
Mandatorily redeemable convertible preferred stock	—	—	—	20,794	22,394	23,194
Stockholders' equity	(838)	4,611	15,915	11,988	4,835	7,456

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of financial condition and results of operations in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under “Risk Factors” and elsewhere in this prospectus.

Overview

We design, develop, manufacture, sell and service ATE for the semiconductor industry that significantly reduces the cost of test in our targeted markets. Our low-cost, high throughput and highly flexible ATE systems enable our customers to characterize the performance of ICs during the design process and to test IC integrity during the manufacturing process. We believe that our ATE systems allow our customers to bring their ICs to market faster and at lower costs. Our customers include IDMs, PATs, water fabrication foundries and fabless design companies. We were founded in 1997 and shipped our first products in 1998. We have shipped over 1,000 systems, which are installed at more than 50 semiconductor companies worldwide.

Sales of our products are dependent on the capital expenditures of semiconductor manufacturers. The semiconductor industry is highly cyclical, and consequently our business is subject to demand fluctuations that have resulted in significant variations in net revenue, expenses and operating results. These fluctuations are likely to continue in the future. Therefore, we cannot be certain that we will be able to maintain or exceed our current level of business.

Our net revenue increased from $4.4 million in the fiscal year ended June 30, 1999 to $58.5 million in fiscal 2001. This net revenue growth was driven by both the significant increase in worldwide semiconductor capital spending that occurred during this timeframe and strong demand for our ATE systems.

Our business started to decline as the semiconductor industry declined sharply beginning in 2001. We immediately implemented measures to preserve profitability and conserve cash. Our business continued to decline in fiscal year 2002, with our net revenue decreasing by 75% year-over-year to $14.5 million. We raised $1.5 million in January 2001 pursuant to a Series A Preferred Stock financing and then raised an additional $20.0 million in November 2001 and December 2001 pursuant to a Series B Preferred Stock financing. Prior to these financings we funded our operations and growth with profits from operations and customer deposits.

Our net revenue in fiscal year 2003 was $15.6 million, an increase of $1.1 million or 7% over the prior fiscal year. In the last twelve months, our customers have begun to experience an increase in demand for their products and are consequently beginning to increase their expenditures on ATE systems. This is resulting in increased orders for our products.

Fiscal Year.    We report results of our operations on the basis of 52 or 53 week periods, ending on the last Saturday in June of each year. Fiscal years 2003, 2002 and 2001 ended on June 28, 2003, June 29, 2002 and June 30, 2001. Fiscal years 2003, 2002 and 2001 were comprised of 52 weeks. For presentation purposes, the accompanying financial information refers to a fiscal year end for each year of June 30. The periods for the six months ended December 31, 2002 and 2003 actually ended on December 28, 2002 and December 27, 2003.

Net Revenue.    We derive our revenue from product sales and service, with the majority of our revenue being driven by our product sales. Revenue from our customers is subject to both quarterly and annual fluctuations, as a result of the cyclical nature of the semiconductor industry, and therefore past performance may not be indicative of future results. While we have installed our systems at over 50 companies, the majority of our net revenue is concentrated in less than ten customers at any given time. We expect that sales to a limited number of customers will continue to account for a significant portion of our future revenue. We generally have limited backlog, and rely on orders that are booked and shipped in the same quarter for a majority of our revenue. Net revenues are revenues derived from sale of products and services and are adjusted for sales returns and allowances.

Cost of Revenue.    Cost of revenue consists primarily of:

•	direct material costs of product components and other product hardware;

•	the costs of printed circuit board assembly and some mechanical assembly performed by third party subcontract manufacturers;

•	production wages, taxes and benefits;

•	allocated costs of field service department support for service revenue;

•	provisions for excess and obsolete inventory reserves, and warranty reserves; and

•	manufacturing-related overhead.

We rely on a limited number of subcontractors and suppliers to provide key components of our products, some of which are sole source. We build products based on forecasts and customer backlog, and purchase materials and supplies to support that demand.

Research and Development.    Research and development, or R&D, expenses include expenses related to product development and engineering personnel, expensed material costs, outside contractors and other engineering related overhead costs. We will continue to invest a significant amount in R&D activities to develop new products. R&D costs are expensed as incurred. We expect these costs to increase in absolute dollars in the future as our net revenue grows. R&D expenses tend to fluctuate from period to period, depending on requirements at the various stages of our product development cycles. In any given time period, R&D expenses may increase in absolute dollars and/or as a percentage of net revenue, as we continue to invest in product development, we expand our product lines, and our net revenue fluctuates.

Sales, General and Administrative.    Sales, general and administrative expenses include expenses related to sales and marketing personnel, applications engineering personnel, sales commissions paid to internal and outside sales representatives, outside contractor expenses and other sales and marketing activities, as well as salaries and related expenses for administrative, finance, human resources and executive personnel. We expect that general and administrative costs will increase in absolute dollars to support future operations as well as from additional costs incurred as a result of being a publicly traded company. Sales, general and administrative expense may also increase in absolute dollars as we continue to develop our selling and marketing capabilities. In addition, the commission expenses included in sales, general and administrative expense can fluctuate with changes in sales volume and changes in customer mix.

Deferred Stock-Based Compensation.    In connection with the grant of stock options to employees and directors in fiscal 2004, we recorded an aggregate of $2.1 million in deferred stock-based compensation with respect to stock options granted through December 31, 2003. These options are considered compensatory because the fair market value of our stock on the date of grant as determined for financial reporting purposes is greater than the exercise price. We amortized $0.2 million in the period ended December 31, 2003. As of December 31, 2003, we had an aggregate of $1.9 million of deferred stock-based compensation remaining to be amortized. We are amortizing the deferred stock-based compensation using the multiple option approach over the vesting period of the related option, which is generally five years. For options granted to employees to date, the amount of stock-based compensation amortization actually recognized in future periods could decrease if options for which deferred but unvested compensation has been recorded are forfeited.

Income Tax Provision (Benefit).    We account for income taxes under the asset and liability method whereby the expected future tax consequences of temporary differences between the book value and the tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to be recognized. A valuation allowance is provided if it is more likely than not that some or the entire deferred tax asset will not be realized.

Accretion of Cumulative Preferred Stock Dividends.    Our Series B preferred stock has a mandatory redemption provision and a cumulative dividend feature. As a result we record 8% of the total $20 million raised as accretion each year, which equals $1.6 million per year, or $0.4 million per quarter. The outstanding preferred stock will convert to common stock upon completion of this offering, and this accretion will cease upon such conversion.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires us to make estimates, assumptions and judgments that affect the amounts reported in our financial statements and the accompanying notes. We base our estimates on historical experience and various other assumptions that we believe to be reasonable. Although these estimates are based on our present best knowledge of the future impact on the company of current events and actions, actual results may differ from these estimates, assumptions and judgments.

We consider “critical” those accounting policies that require our most subjective or complex judgments, which often result from a need to make estimates about the effect of matters that are inherently uncertain, and that are among the most important of our accounting policies in the portrayal of our financial condition and results of operations. These critical accounting policies are: revenue recognition, valuation of excess and obsolete inventory, deferred income tax assets and liabilities, accounting for warranty reserves, and determination of our allowance for doubtful accounts receivable.

Revenue Recognition.    Under Securities and Exchange Commission’s Staff Accounting Bulletin No. 104 (“SAB 104”), we recognize revenue from product sales when persuasive evidence of an arrangement exists, the price is fixed or determinable, the product has been delivered and collection of the resulting receivable is reasonably assured. Additionally, when the arrangement with the customer includes future obligations or is contingent on obtaining customer acceptance, we recognize revenue when those obligations have been met or customer acceptance has been received. Delivery generally occurs when the product is delivered to a common carrier. We defer revenue from sales of extended warranties and recognize this revenue over the extended warranty term, which is generally one year, and we recognize revenue for out-of-warranty repairs when we deliver the repaired product to a common carrier. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts.

Excess and Obsolete Inventory Reserves.    We determine the valuation of excess and obsolete inventory by making our best estimate considering the current quantities of inventory on hand and our forecast of the need for this inventory to support future sales of our products. We often have limited information on which to base our forecasts, and if future sales differ from these forecasts, the valuation of excess and obsolete inventory may change. We charge provisions for excess and obsolete inventory to cost of revenue on our statement of operations.

Income Taxes.    We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the future tax consequences attributable to operating loss and tax credit carryforwards. In assessing the recoverability of deferred tax assets, we consider whether it is more likely than not, that all or some portion of the deferred tax assets will be realized. The ultimate realization of certain deferred tax assets is dependent upon the generation of future taxable income during the periods in which the related temporary differences become deductible. If we obtain information that causes our forecast of future taxable income to change or if taxable income differs from our forecast, we may have to revise the carrying value of our deferred tax assets, or establish a valuation allowance, which would affect our net income in the period in which the change occurs. The ultimate realization of certain other deferred tax assets is dependent on our ability to carry forward or back operating losses and tax credits. If changes in the tax laws occur that inhibit our ability to carry forward or back operating losses or tax credits, we will recognize the effect on our deferred tax assets in the results of operations of the period that includes the enactment date of the change. Furthermore, we measure our deferred tax assets and liabilities using the enacted tax laws expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. If tax laws change, we will recognize the effect on our deferred tax assets and liabilities in the results of operations of the period that includes the enactment date of the change. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We are subject to income tax audits in all of the jurisdictions in which we operate and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior year’s tax returns. Accordingly, we must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss. To the extent that we establish a reserve, our provision for income taxes would be increased. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

Warranty Reserves.    We offer a one-year warranty covering parts and labor on all our products, with the option to purchase extended warranties. We are also subject to laws and regulations in the various countries in which we sell regarding vendor obligations to ensure product performance. At the time we recognize revenue from a product’s sale, we determine the reserve for the future cost of meeting our obligations under the standard warranties and product performance laws and regulations by considering our historical experience with the costs of meeting these obligations. If the future costs of meeting these obligations differ from our historical experience, additional reserves for warranty obligations may be required. We charge provisions for future warranty costs to cost of revenue on our statement of operations.

Allowance for Doubtful Accounts.    We determine our allowance for doubtful accounts receivable by making our best estimate considering our historical accounts receivable collection experience, current economic trends, changes in customer payment terms and recent information that we have about the current status of our accounts receivable balances. If future conditions cause our collections experience to change or if we later obtain different information about the status of any or all of our accounts receivable, additional allowances for doubtful accounts receivable may be required. We charge provisions for doubtful accounts receivable to sales, general and administrative expense on our statement of operations.

Results of Operations

Our operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	50.7	63.9	68.7	94.0	47.1

Gross profit	49.3	36.1	31.3	6.0	52.9
Operating expenses:
Research and development	6.9	24.2	28.5	44.3	15.1
Sales, general and administrative	15.6	44.8	51.6	80.6	28.6
Stock-based compensation	—	—	—	—	1.1

Total operating expenses	22.5	69.0	80.1	124.9	44.8

Income (loss) from operations	26.8	(32.9)	(48.8)	(118.9)	8.1
Other income, net	0.9	2.3	1.7	2.8	0.7

Income (loss) before income taxes	27.7	(30.6)	(47.1)	(116.1)	8.8
Income tax provision (benefit)	11.7	(11.6)	(11.5)	(26.1)	8.4

Net income (loss)	16.0	(19.0)	(35.6)	(90.0)	17.2
Accretion of cumulative preferred stock dividends	—	(6.4)	(10.3)	(16.8)	(4.3)

Net income (loss) available to common stockholders	16.0%	(25.4)%	(45.9)%	(106.8)%	12.9%

Comparison of Six Months Ended December 31, 2003 and December 31, 2002

Net Revenue.    Net revenues consist of revenues derived from the sale of products and services and are adjusted for sales returns and allowances. Net revenue was $18.7 million in the six months ended December 31, 2003 and $4.8 million in the same period of 2002, an increase of $13.9 million or 292.4%. The significant increase was due primarily to a $7.5 million increase in net revenue from our largest customer for the period, who adopted our ATE systems for testing of their flash memory devices; a $2.7 million increase from another customer who, after consolidating operations, experienced an increase in business resulting in the need for more ATE capacity; a $2.2 million increase from an international customer who ordered Maverick products in eight different R&D areas and one production area; and a $1.5 million increase from our largest PAT customer, who also experienced an increase in business. Service revenue accounted for $1.2 million, or 6.2% of net revenue, and $1.1 million, or 23.4% of net revenue, for the six months ended December 31, 2003 and 2002, respectively.

Net revenue breakdown by geographic region during the six months ended December 31, 2003 and December 31, 2002 is as follows:

	Six Months Ended December 31,
Net Revenue by Region:	2002		2003
	(in thousands)
North America	$3,430	72%	$10,818	58%
Asia/Pacific	1,291	27%	7,095	38%
Europe, Middle East and Africa (EMEA)	38	1%	759	4%

Total	$4,759	100%	$18,672	100%

Cost of Revenue.    Cost of revenue was $8.8 million in the six months ended December 31, 2003 and $4.5 million in the same period of 2002. The increase in cost of revenue resulted primarily from increased sales of our products and increased costs from third party subcontract manufacturers of $0.6 million, due to increased sales of our products. Cost of revenue for the six-month period ended December 31, 2003 included a charge of $0.5 million of excess and obsolete inventory reserve as compared with $1.6 million for the same period in 2002.

Gross Profit.    Gross profit was $9.9 million, or 52.9% of net revenue, in the six months ended December 31, 2003 and $0.3 million, or 6.0% of net revenue in the same period in 2002. The increase in gross profit as a percentage of net revenue was primarily due to more favorable absorption of fixed manufacturing costs due to increased net revenue in that period.

Research and Development.    R&D expenses were $2.8 million, or 15.1% of net revenue, in the six months ended December 31, 2003 and $2.1 million, or 44.3% of net revenue in the same period in 2002. Total spending in research and development increased primarily due to an increase in payroll of $0.3 million, an increase of $0.2 million in expenses for outside contractors and a $0.1 million increase in expensed materials. The increase in payroll expense was primarily due to a return to full salary for our engineering group, after a 10% salary cut enacted in early 2002 in order to reduce our costs.

Sales, General and Administrative.    Sales, general and administrative expense was $5.3 million, or 28.6% of net revenue, in the six months ended December 31, 2003 and $3.8 million, or 80.6% of net revenue in the same period in 2002. The increase in sales, general and administrative expense was primarily due to an increase of $0.5 million in sales commissions as a result of increased revenues, an increase of $0.5 million in payroll primarily due to employees returning to full salary in the six month period ended December 31, 2003, from individual salary reductions ranging from 10% to almost 30% in the same period of 2002, and an increase of $0.2 million in costs for trade shows and events.

Stock-based Compensation.    We recorded stock-based compensation in the amount of $0.2 million or 1.1% of net revenue in the period ended December 31, 2003. There was no stock-based compensation recorded in the period ended December 31, 2002.

Other Income, Net.    Other income, net was $0.1 million in the six months ended December 31, 2003 and $0.1 million in the same period in 2002. Other income, net primarily represents interest earned on cash and investment balances and gains and/or losses on assets, liabilities, and transactions denominated in foreign currencies.

Income Tax Provision (Benefit).    Our income tax benefit was $1.6 million, a 96.2% effective tax rate, in the six month period ended December 31, 2003 and $1.2 million, a 22.5% effective tax rate, in the same period in 2002. In the December 31, 2002 period, we established a full valuation allowance of $2.1 million against our deferred tax assets. In December 31, 2003, we released our valuation allowance recorded against our deferred tax assets established in December 2002 because we believe it is more likely than not that our deferred tax assets will be realized.

Accretion of Cumulative Preferred Stock Dividends.    We recorded $0.8 million in the period ended December 31, 2003 and $0.8 million in the period ended December 31, 2002.

Comparison of Years Ended June 30, 2003 and 2002

Net Revenue.    Net revenue was $15.6 million in 2003 and $14.5 million in 2002, an increase of $1.1 million or 7.3%. The increase was primarily due to a $6.4 million increase in business from two new customers who started using our ATE systems for their production operations, offset by a $4.6 million decrease in net revenue from one of our customers who was in the final stages of consolidating its operations, resulting in a reduced demand for our products. Service revenue accounted for $2.2 million, or 14.2% of net revenue, and $1.7 million, or 12.0% of net revenue, for the periods ended June 30, 2003 and 2002, respectively.

Net revenue breakdown by geographic region during 2003 and 2002 was as follows:

	Years Ended June 30,
Net Revenues by Region:	2002		2003
	(in thousands)
North America	$10,617	73%	$6,460	42%
Asia/Pacific	2,560	18%	8,759	56%
EMEA	1,365	9%	379	2%

Total	$14,542	100%	$15,598	100%

Cost of Revenue.    Cost of revenue was $10.7 million in 2003 and $9.3 million in 2002. The increase in cost of revenue was the result of increased sales of our products as well as downward revaluation by $0.5 million of our inventory due to redesign of two of our assembly components, increases in amounts paid to subcontract manufacturers of $0.2 million and increases in production wages, taxes and benefits of $0.2 million. Cost of revenue for 2003 included a charge of $1.6 million for excess and obsolete inventory reserve as compared with $1.2 million for 2002.

Gross Profit.    Gross profit was $4.9 million, or 31.3% of net revenue in 2003 and $5.2 million, or 36.1% of net revenue in 2002. The decrease in gross profit was primarily due to a net increase of $0.4 million for excess and obsolete reserve, a net increase of $0.5 million in product costs due to product mix, an increase in salary expense of $0.2 million, and an increase in subcontract manufacturing costs of $0.2 million driven by increase in our production activity.

Research and Development.    R&D expenses were $4.5 million, or 28.5% of net revenue in 2003 and $3.5 million, or 24.2% of net revenue in 2002. Total spending in research and development increased primarily due to the increased expenditures for development of our Maverick HD product. Increases in expenditure included an increase in payroll of $0.6 million due to small growth in headcount and the end of salary cutbacks, a $0.1 million increase in expenses for outside contractors, a $0.1 million increase in expensed materials, a $0.1 million increase in engineering tooling and a $0.1 million increase in depreciation mainly for design tools used by our R&D engineers.

Sales, General and Administrative.    Sales, general and administrative expense was $8.0 million, or 51.6% of net revenue in 2003 and $6.5 million, or 44.8% of net revenue in 2002. The increase in sales, general and administrative expense was primarily due to an increase of $0.5 million in commissions driven by higher sales incentives, a $0.3 million increase in payroll due to small headcount increases plus the end of salary cutbacks, a $0.3 million increase due to continued investment in our activities in the Philippines and a $0.2 million increase in outside contractor expense.

Other Income, Net.    Other income, net remained unchanged at $0.3 million in 2003 and 2002.

Income Tax Provision (Benefit).    Income tax benefit was $1.8 million, a 24.3% effective tax rate, in 2003 and $1.7 million, a 39.5% effective tax rate, in 2002. Our income tax benefits in 2003 and 2002 were due to our net loss before income taxes. During the second quarter of fiscal 2003, we recorded a valuation allowance on our deferred tax asset of $2.1 million.

Accretion of Cumulative Preferred Stock Dividends.    We recorded $1.6 million in the period ended June 30, 2003 and $0.9 million in the period ended June 30, 2002.

Comparison of Years Ended June 30, 2002 and 2001

Net Revenue.    Net revenue was $14.5 million in 2002 and $58.5 million in 2001, a decrease of 75.2%. The significant decrease was primarily due to a severe downturn in the semiconductor industry, therefore significantly reducing capital expenditures by our customers. We experienced a $37.7 million decline in revenue from our largest customer, from 76.8% of our revenue in 2001 to 50.1% of our revenue in 2002. As compared to 2001, our 2002 revenue from our next three largest customers decreased by $2.6 million, $2.7 million, and $1.7 million, respectively. Service revenue accounted for $1.7 million, or 12.0% of net revenue, and $0.1 million, or 0.2% of net revenue, for the periods ended June 30, 2002 and 2001, respectively.

Net revenue breakdown by geographic region during 2002 and 2001 was as:

	Years Ended June 30,
Net Revenue by Region:	2001		2002
	(in thousands)
North America	$30,488	52%	$10,617	73%
Asia/Pacific	9,867	17%	2,560	18%
EMEA	18,168	31%	1,365	9%

Total	$58,523	100%	$14,542	100%

Cost of Revenue.    Cost of revenue was $9.3 million in 2002 and $29.6 million in 2001. The decrease was the result of decreased sales of our products as well as decreased costs of board level assembly by third party subcontract manufacturers of $2.6 million, decreases in production wages, taxes and benefits of $1.0 million due to the elimination of overtime, decreases in the standard workweek of our hourly employees, and cutbacks in the salary paid to our exempt employees, and reductions in freight costs of $0.2 million. Cost of revenue for 2002 included a charge of $1.2 million for excess and obsolete inventory as compared with $1.5 million for 2001.

Gross Profit.    Gross profit was $5.2 million, or 36.1% of net revenue in 2002 and $28.9 million, or 49.3% of net revenue in 2001. The decrease in gross profit as a percentage of net revenue was primarily due to lower absorption of our manufacturing overhead due to lower revenue.

Research and Development.    R&D expenses were $3.5 million in 2002, or 24.2% of net revenue and $4.0 million, or 6.9% of net revenue in 2001. Total spending in R&D decreased primarily due to decreases in expensed materials of $0.6 million and a decrease of $0.1 million for engineering tooling costs. Payroll increased by $0.2 million driven by our continued investment in our new products.

Sales, General and Administrative.    Sales, general and administrative expense was $6.5 million, or 44.8% of net revenue in 2002 and $9.1 million or 15.6% of net revenue in 2001. The decrease in sales, general and administrative expense is primarily due to a decrease in payroll of $1.0 million, a decrease of $0.6 million in commissions, a decrease of $0.4 million in travel, a decrease of $0.2 million for activities in the Philippines and a decrease of $0.2 million for trade show and marketing expenses. We also established an allowance for bad debt for the first time of $0.3 million in 2001.

Other Income, Net.    Other income, net was $0.3 million in 2002 and $0.5 million in 2001. This decrease resulted primarily from a decrease in interest income as interest rates fell.

Income Tax Provision (Benefit).    Income tax benefit was $1.7 million, a 39.5% effective tax rate, in 2002 and income tax provision was $6.9 million, a 42.2% effective tax rate, in 2001.

Accretion of Cumulative Preferred Stock Dividends.    We recorded $0.9 million in the period ended June 30, 2002 and $0.0 million in the period ended June 30, 2001.

Quarterly Results of Operations

The table below sets forth summary consolidated financial information for the periods indicated.

	Quarter Ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands, except per share data)
Net revenue	$4,040	$1,602	$3,157	$3,949	$6,890	$8,390	$10,282
Cost of revenue	2,579	2,203	2,269	2,694	3,552	4,104	4,696

Gross profit	1,461	(601)	888	1,255	3,338	4,286	5,586
Operating expenses:
Research and development	1,032	1,044	1,064	1,119	1,229	1,137	1,684
Sales, general and administrative	1,935	1,962	1,874	1,878	2,331	2,540	2,804
Stock-based compensation	—	—	—	—	—	—	203

Total operating expenses	2,967	3,006	2,938	2,997	3,560	3,677	4,691

Income (loss) from operations	(1,506)	(3,607)	(2,050)	(1,742)	(222)	609	895
Other income, net	126	69	66	63	69	71	65

Income (loss) before income taxes	(1,380)	(3,538)	(1,984)	(1,679)	(153)	680	960
Income tax provision (benefit)	(524)	(1,163)	(79)	(531)	(13)	238	(1,805)

Net income (loss)	(856)	(2,375)	(1,905)	(1,148)	(140)	442	2,765

Accretion of cumulative preferred stock dividends	(400)	(400)	(400)	(400)	(400)	(400)	(400)

Net income (loss) available to common stockholders	$(1,256)	$(2,775)	$(2,305)	$(1,548)	$(540)	$42	$2,365

Earnings (loss) per share:
Basic	$(0.08)	$(0.18)	$(0.15)	$(0.10)	$(0.03)	$0.00	$0.10

Diluted	$(0.08)	$(0.18)	$(0.15)	$(0.10)	$(0.03)	$0.00	$0.09

Shares used in computing earnings (loss) per share:
Basic	15,204	15,253	15,338	15,880	16,066	24,349	24,509

Diluted	15,204	15,253	15,338	15,880	16,066	26,155	26,754

The following table sets forth certain operating data as a percentage of revenue for the periods indicated:

	Quarter Ended
	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	63.8	137.5	71.9	68.2	51.6	48.9	45.7

Gross profit	36.2	(37.5)	28.1	31.8	48.4	51.1	54.3
Operating expenses:
Research and development	25.5	65.2	33.7	28.3	17.8	13.5	16.4
Sales, general and administrative	47.9	122.4	59.4	47.6	33.8	30.3	27.3
Stock-based compensation	—	—	—	—	—	—	1.9

Total operating expenses	73.4	187.6	93.1	75.9	51.6	43.8	45.6

Income (loss) from operations	(37.2)	(225.1)	(65.0)	(44.1)	(3.2)	7.3	8.7
Other income, net	3.1	4.3	2.1	1.6	1.0	0.9	0.6

Income (loss) before income taxes	(34.1)	(220.8)	(62.9)	(42.5)	(2.2)	8.2	9.3
Income tax provision (benefit)	(13.0)	(72.6)	(2.5)	(13.4)	(0.2)	2.8	(17.6)

Net income (loss)	(21.2)	(148.2)	(60.4)	(29.1)	(2.0)	5.4	26.9
Accretion of cumulative preferred stock dividends	(9.9)	(25.0)	(12.7)	(10.1)	(5.8)	(4.8)	(3.9)

Net income (loss) available to common stockholders	(31.1)%	(173.2)%	(73.1)%	(39.2)%	(7.8)%	0.6%	23.0%

Net Revenue.    Net revenue has increased sequentially since the quarter ended December 31, 2002 as revenue from our top customers continued to grow as demand for their products increased due to an upturn in the overall semiconductor market. Increases have been driven by flash based products as well as microcontrollers.

Cost of Revenue.    Cost of revenue has decreased as a percentage of revenue since December 31, 2002. This is due mainly to greater absorption of manufacturing overhead as fixed operations costs are spread over a higher net revenue base.

Gross Profit.    Gross profit has also steadily increased both in absolute dollars and as a percentage of revenue from the quarter ended December 31, 2002. This is driven by our higher revenue and from steadily improved economies in our manufacturing operations.

Operating Expenses.    Operating expenses have increased sequentially since the quarter ended December 31, 2002 as our products began to ship in greater volume and as we hired additional personnel to support our business and continued our investment in our new products.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our net revenue and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and operating results to fluctuate include those discussed in the “Risk Factors” section of this prospectus.

Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through operating profit and deposits made by customers at the time they place orders with us. In January 2001, we received gross proceeds of $1.5 million from a Series A Preferred Stock financing. During late fiscal 2001 and early fiscal 2002, our revenue started to decline and we determined that raising additional funds was both prudent and conservative. In November 2001 and December 2001 we raised a total of an additional $20.0 million in gross proceeds from a Series B Preferred Stock financing.

After these financing activities, we had sufficient cash to run operations for several years at reduced revenue levels. We nonetheless determined it prudent to reduce costs to preserve our cash position. Commencing in the first quarter of fiscal year 2002, we instituted measures to reduce salaries. These salary cuts ranged from 10% for applications and development engineering employees, to almost 30% for the remainder of our employees. Senior management participated in this salary reduction, with certain executives undergoing larger salary reductions for over a year. As business improved in the second half of calendar year 2003, we eliminated salary reductions, returning all employees to their original salary levels.

As of December 31, 2003 we had working capital of $28.1 million and cash and cash equivalents of $16.9 million. As of June 30, 2003 and 2002, we had working capital of $24.7 million and $29.9 million, and cash and cash equivalents of $15.6 million and $16.5 million, respectively.

Cash provided by operating activities was $1.5 million in the six month period ended December 31, 2003 and cash used in operating activities was $1.2 million for the same period in 2002. Operating cash flow increased primarily due to our transition from a net loss position in 2002 to a net income position in 2003. Cash used in operating activities was $0.9 million in 2003 and $8.0 million in 2002. Cash provided by operating activities was $2.2 million in 2001. Operating cash flows decreased during 2002 compared to 2001 primarily because we transitioned from net income in 2001 of $9.4 million to a net loss in 2002 of $2.8 million. Also, as a result of revenue increases in 2001, inventory and deferred sales increased significantly. During the recent economic downturn in the semiconductor industry beginning in 2001 we had a significant balance in customer deposits. As business continued to decline in 2002, one customer with deposits decided to net those deposits against outstanding accounts receivables. In general, our ability to continue to generate positive cash flows from operations is dependent on our ability to generate and collect cash from future sales, while maintaining a cost structure that is lower than those sales amounts. As a result, sales volume is the most significant uncertainty in our ability to generate cash flow from operations. As sales increase, we will use cash for inventory and accounts receivable before it is converted to cash and cash equivalents, thereby putting pressure on our cash balances during periods of high revenue growth. We believe that our business strategies will allow us to generate future sales that, combined with our existing cash and cash equivalents, will be sufficient to fund our business beyond the next 12 months.

Cash used in investing activities was $0.2 million in the six month period ended December 31, 2003 and cash provided by investing activities was $0.1 million for the same period in 2002. Cash used in investing activities was $0.1 million in 2003, $0.3 million in 2002, and $2.6 million in 2001. The $0.2 million decrease in net cash used in 2003 as compared to 2002 was primarily due to the purchase of capital equipment in 2002. The $2.3 million decrease in net cash used in investing activities from 2001 to 2002 was primarily due to $1.9 million paid for leasehold improvements and a $0.7 million paid for security deposits under our lease. As of June 30, 2003, we had no plans for large capital expenditures outside of our usual course of business. We are planning to capitalize a portion of our Maverick HD inventory to permit us to use it for internal purposes, and we intend to secure additional facilities for stockroom, warehousing and shipping purposes. We estimate that these additional costs will range from $0.5 million and $1.0 million for our Maverick HD systems and will be less than $0.2 million for facilities related costs.

Cash provided by financing activities was $0.0 million in 2003, $19.9 million in 2002, and $1.5 million in 2001. The decrease in cash provided by financing activities in 2003 as compared to 2002 is primarily due to the receipt of proceeds from our Series B Preferred Stock financing in 2002. The Series B Preferred Stock has a mandatory redemption, due November 2005. All outstanding shares of our preferred stock will be converted into common stock upon completion of this offering, and the right of mandatory redemption terminates when the

Series B Preferred Stock converts to common stock. The increase in cash provided by financing activities in 2002 as compared to 2001 is due to the receipt of proceeds from our Series B Preferred Stock financing during 2002. In 2001 we received our Series A Preferred Stock financing in the amount of $1.5 million.

We believe that current cash balances and future cash flows from operations will be sufficient to meet our anticipated cash needs for a period in excess of the next 12 months. However, a large acquisition of complementary businesses, products, or technologies, or a material joint venture, could require us to obtain additional equity or debt financing, which may not be available on acceptable terms, or at all. However, no such activities are anticipated at this time. We are unaware of any known material trends or uncertainties that may require us to make cash management decisions that will impair our operating capabilities during the next year.

We have not used off-balance sheet financing arrangements, issued or purchased derivative instruments linked to our stock, or used our stock as a form of liquidity. We do not believe that there are any known or reasonably likely changes in credit ratings or ratings outlook which would have any significant impact on our operations. We do not carry a line of credit and therefore we are not subject to any debt covenants.

Contractual Obligations

The following table summarizes, as of December 31, 2003, the timing of future cash payments due under certain contractual obligations:

	Payments Due In
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$4,644	$560	$2,375	$1,709	$—
Mandatorily redeemable convertible preferred stock	26,262	—	26,262	—	—

Total	$30,906	$560	$28,637	$1,709	$—

The mandatorily redeemable convertible preferred stock is expected to be converted to common stock upon completion of this offering. In addition to the above obligations, we have outstanding purchase commitments from a specific supplier in the amount of $0.8 million which is payable over the next year as goods are delivered.

Quantitative and Qualitative Disclosures about Market Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significant risk of loss. As of December 31, 2003, our cash and cash equivalents consisted primarily of money market funds maintained at two U.S. financial institutions. To minimize our exposure to interest rate market risk, we have in the past limited the maturities of our fixed rate investments to relatively short periods of time. Due to the short-term nature of these instruments, it is not anticipated that a 1% increase or decrease in market interest rates would have a material adverse impact on the total value of our investment portfolio as of December 31, 2003 or 2002.

Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 31, 2002. The adoption of this standard did not have any material impact on our financial position or results of operations.

In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We believe that the adoption of this standard will have no material impact on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on our financial position or results of our operations.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF Issue No. 00-21). EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery of performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF No. 00-21 to date did not have a significant impact on our financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on our results of operations, financial position or cash flows.

In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128”. EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share”, and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and FAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported EPS. We are currently in the process of evaluating the impact that the adoption of EITF Issue 03-6 will have on our financial position and results of operations.

BUSINESS

Introduction

We design, develop, manufacture, sell and service automated test equipment, or ATE, for the semiconductor industry that significantly reduces the cost of test in our targeted markets. Our low-cost, high throughput and highly flexible ATE systems enable our customers to characterize the performance of integrated circuits, or ICs, during the design process and to test IC integrity during the manufacturing process. We believe that our ATE systems allow our customers to bring their ICs to market faster and at lower costs. Our customers include integrated device manufacturers, or IDMs, packaging assembly and test providers, or PATs, wafer fabrication foundries and fabless design companies. We target the flash memory IC market and the market for ICs that contain integrated flash memory, including microcontrollers and smart cards. We also target other types of memory and logic ICs, as well as systems on a chip, or SOCs, which contain a combination of logic, memory and analog functions. Our ATE systems are best suited for ICs incorporated into products in high-growth consumer digital appliance markets, as ICs used in these markets have characteristics that are uniquely addressed by our product capabilities. ICs tested by our systems are used in a wide range of products, including cellular phones, digital cameras, MP3 players and personal digital assistants, or PDAs.

The low cost, high throughput and highly flexible advantages of our ATE systems are the result of the fundamental architecture that we use across our product family. Our architecture is highly modular, parallel, scaleable and versatile and makes extensive use of industry standard components. We believe our implementation of this architecture is unique in the ATE industry.

Our company was founded in 1997 and we shipped our first products in 1998. We have shipped over 1,000 systems which are installed at more than 50 semiconductor companies worldwide. We are headquartered in San Jose, California and have built a global presence, serving our customers from sites in the U.S., Europe and Asia.

Industry Background

Semiconductors are the engines of the electronic world. Every electronic product contains one or more semiconductors. The market for semiconductor ICs has expanded rapidly over recent decades as semiconductor manufacturers have produced devices with increased functionality at lower costs. Growth in the IC industry has been driven both by the development of new electronic products, such as cellular phones, PDAs, digital cameras and MP3 players, as well as an increase in IC content in applications such as automobiles, telecommunications and home appliances. According to Gartner/Dataquest, the overall semiconductor industry will grow from $177.0 billion in 2003 to $245.8 billion in 2005, representing a compound annual growth rate of 17.8%.

Memory has become an increasingly important part of the IC market. Memory comes in many different types, including dynamic random access memory, or DRAM, and flash memory, to serve a variety of different purposes. The advantages of flash memory over other types of memory are that it maintains its data without any external power source and that it can be easily erased and reprogrammed. Flash memory is used for fast and easy information storage in numerous end markets but has been used most effectively in consumer digital appliances, including cellular phones, digital cameras, MP3 players and PDAs. For example, in digital cameras, flash memory is used in place of film and can be found in different forms, including Memory Sticks, Compact Flash and SmartMedia cards.

The demand for flash memory devices in the consumer digital appliances market is significant, driven by increasing proliferation of IC-intensive products. For example, according to IDC, annual global shipments of digital cameras will increase from 43.4 million units in 2003 to 65.6 million units in 2005, representing a compound annual growth rate of 23.0%. According to IDC, annual global shipments of cellular phones are expected to be 632.5 million units in 2005. Growth in cellular phone shipments is expected to be driven by the addition of new features such as digital photography and video, which, in turn, will require an increase in flash memory content. The flash memory market is expected to grow from 29.4 billion megabytes in 2003 to 108.3 billion in 2005, representing a compound annual growth rate of 91.9%, according to Gartner/Dataquest. In addition to being used as a stand alone IC, flash memory is increasingly being integrated into other types of ICs to incorporate flexible, low power memory functionality. ICs with integrated flash memory include microcontrollers, smart cards and other SOC devices.

The ATE Industry’s Relationship to the Semiconductor Industry

The process of designing and manufacturing ICs is complex and capital-intensive, involving multiple steps. Test is required throughout this process from R&D through manufacturing to quality assurance. At each required step, test is often performed more than once. Testing is a critical component of the cost of manufacturing ICs. The market for ATE was $3.0 billion in 2003 and is forecast to grow to $6.6 billion in 2005 representing a compound annual growth rate of 48.1%, according to Gartner/Dataquest.

The largest users of ATE are IDMs, who design, fabricate, package and test ICs. However, as the cost and skills required for designing and manufacturing semiconductors have increased, the semiconductor industry has become disaggregated, with many companies concentrating on one or more individual stages of the semiconductor development and production process. This disaggregation has fueled the growth of PATs, foundries and fabless design companies, thus creating additional customers for ATE.

Traditionally, IDMs purchased ATE systems that were designed to achieve the highest levels of test performance. As a result, ATE systems have become increasingly capital intensive. More recently, however, IDMs have begun to focus on test solutions that provide the appropriate levels of test performance to achieve a corresponding reduction in cost. By contrast, PATs have always sought to purchase cost effective ATE systems that provide the most appropriate and relevant test functionality at the lowest possible cost.

As the semiconductor industry continues to disaggregate, outsourcing of back-end functions to PATs is becoming increasingly prominent. IDMs, foundries and fabless semiconductor companies increasingly use PATs because of their packaging and test expertise and lower costs provided by economies of scale. Driven by this increased outsourcing, the PAT industry will grow from $10.2 billion in 2003 to $18.1 billion in 2005, representing a compound annual growth rate of 33.3%, according to Gartner/Dataquest. In the past, the IDM has set the standard of test for PATs, sometimes specifying the brand and model of ATE to be used. More recently, with increasing focus on test cost and with the growing technical contributions of outsourced providers, PATs have begun to influence ATE selection, steering their customers to specific platforms where significant cost savings can be realized.

As highlighted in the diagram below, ATE systems are used in many steps of the IC design and manufacturing process. Additionally, at each test step, ICs are often tested more than once.

•	Validation & Characterization. R&D engineers increasingly use ATE systems during the IC R&D process for both validation and characterization. ATE systems first validate basic circuit operation, comparing the IC prototype to the original software-based model of the electrical circuit. Then, ATE systems characterize IC performance against electrical and timing specifications.

•	Wafer Fabrication. The wafer fabrication process involves numerous complex and repetitive processing steps during which hundreds or even thousands of copies of the IC are formed simultaneously on a single wafer.

•	Probe Test. During probe test, an ATE system sends electrical signals through each IC on the wafer and verifies that the device functions as designed. Testing at the wafer level enables the elimination of non-functioning ICs prior to packaging and assembly. Probe test yields, determined by the ATE, are continuously monitored to provide rapid feedback for process control of wafer fabrication.

•	Packaging & Assembly. In the packaging and assembly process, the wafer is cut into individual die. Die that failed probe test are discarded and the remaining die are assembled into packages.

•	Final Test. Packaged ICs are subjected to final test over a range of operating conditions and temperatures to confirm that they perform according to full specifications. ICs are sorted by performance characteristics and those meeting final test standards are ready to be incorporated into an electronic product.

•	Quality Assurance. Quality assurance testing, usually completed on a sample basis, provides one final opportunity to confirm device functionality and performance. Quality assurance mitigates potential systematic errors, such as inadvertently skipping the final test step or mixing final test rejects with passing parts.

•	Yield Improvement. Manufacturing engineers use ATE to analyze ICs rejected at probe test to improve the fabrication process. Improved yield contributes directly to increased profitability.

•	Reliability & Failure Analysis. Sample production lots are subjected to extended periods of environmental stress, including temperature and humidity, to determine long term IC reliability. Reliability engineers use ATE to periodically test the sample lot to determine if, and at what point, failures occur. Additionally, ICs determined to be defective after shipment to a customer are often returned to the manufacturer for analysis using ATE.

ATE Challenges

Semiconductor manufacturers are increasingly focused on bringing high quality ICs to market faster and at lower cost. The ATE industry has been challenged to develop ATE solutions that are able to address these end user requirements, especially as they relate to ATE systems used to test ICs incorporated in consumer digital appliances. The challenges that ATE manufacturers must address include:

Cost pressure.    Test represents an increasing percentage of the IC manufacturing cost. For example, flash memory ICs contain millions of bits of memory and typically require minutes to test each device rather than the seconds required to test most other ICs. Test time, and therefore test cost, has a direct correlation with the number of memory bits on the IC. The number of bits on a flash device has increased from 1998 to 2003 at a rate of 66% per year on average, according to Gartner/Dataquest. Thus, with the price of leading edge flash ICs remaining constant, test is becoming a higher percentage of the overall cost of a flash memory IC.

Historically, IDMs were primarily focused on ATE systems that were designed to achieve the highest level of test performance. Increasingly, however, IDMs have begun to focus on appropriate test performance at the lowest cost. Conversely, PATs have always focused on cost and maximizing the use of their ATE systems to ensure that the overall cost of test remains as low as possible. Many current ATE systems, however, continue to provide high cost and excessive test performance levels for many test requirements. Continued cost pressures are driving demand for test platforms with lower capital cost, higher throughput rates, increased reliability and uptime, lower operating costs and the ability to use the ATE across different types and generations of ICs.

Increasing IC complexity.    The integration of memory, logic and analog functions in a single SOC has created new challenges for ATE manufacturers. Traditionally, each of these functions were provided in specialized ICs made by different semiconductor companies and were tested discretely on ATE dedicated to the particular IC’s specialized function. However, convergence in semiconductor technologies now allows all three functions to be integrated in a single IC. As a result, ATE can no longer be dedicated to testing a specific function, but rather must provide cost effective integrated test capabilities for memory, logic and analog functions.

Emergence of flash memory.    Special test challenges result when testing flash memory devices. Each memory byte within a flash semiconductor tests at a different rate. This is fundamentally different than testing DRAM devices where each DRAM byte takes the same amount of time to test. In high volume manufacturing, multiple flash memory devices are simultaneously tested by a single tester, called parallel test. If ATE systems are required to wait for testing on the slowest byte to be completed before moving on to testing the next set of bytes, the overall test time dramatically increases. In order for the testing of flash memory ICs not to become prohibitively expensive, semiconductor manufacturers require ATE optimized for the special testing needs of flash memory.

Additionally, flash memory is increasingly being integrated into a broader set of devices, including microcontrollers, smart cards and other SOCs. These devices have the same test issues as discrete flash memory devices, including test becoming a higher percentage of the overall cost of a device and the inefficiencies inherent in flash memory testing. Testing of flash memory on these devices generally takes considerably longer than testing the other functions on the device. Dramatic improvements in ATE productivity are necessary to prevent test from becoming the dominant cost in integrated flash memory device manufacturing.

Time-to-market pressures.    Today’s semiconductor market is characterized by diminishing product life cycles and obsolescing technologies. The rapid life cycles are even more extreme for ICs used in consumer digital appliances given the constant innovation in the industry. Semiconductor manufacturers that are first to market and that quickly adapt to changing technological advances find that they can gain a significant advantage over competitors. ATE is the primary tool used in the semiconductor design process to validate and characterize new ICs. High ATE cost may dictate the use of different ATE in R&D than in manufacturing. Writing additional test programs for incompatible ATE systems results in added cost and time delays. The high cost of ATE systems also requires R&D engineers to share the use of ATE systems with other engineering groups or with production.

This limits availability of R&D testing and increases the time-to-market. Accordingly, semiconductor manufacturers need compatible ATE systems that are scalable from small, low-cost personal systems appropriate for engineers to high throughput production systems.

Test outsourcing.    PATs face specific test challenges. As outsourced test providers to a diverse group of customers, the mix and type of ICs tested by PATs is continually subject to change. Optimizing the utilization of the installed capital equipment at a PAT provider is therefore a key factor in a PAT’s success. In order to optimize this utilization, PATs require flexible ATE systems that are capable of testing a broad spectrum of ICs, including logic, analog and multiple types of memory. Additionally, PATs require systems that can test ICs with varying pin counts, while maintaining cost efficiencies and high throughput levels.

The Nextest Solution

We design, develop, manufacture, sell and service ATE systems that significantly reduce the cost of test in our targeted markets. We believe our ATE systems provide an optimal combination of cost and performance to a wide segment of the IC marketplace, but particularly for the testing of ICs used in consumer digital appliances. The key aspects of our solution are:

Reduced IC test costs.    Our ATE systems are designed to provide the appropriate test performance at low costs. Rather than focusing on the highly competitive market for the highest performance ATE, our test systems provide the required performance capabilities at a significantly reduced cost of test. A significant number of ICs, particularly those used in consumer digital appliances, do not need the highest performance test capabilities. Rather, the test requirements for this industry segment are increasingly based on low cost, high throughput, flexible systems capable of testing ICs that often contain integrated memory, logic and analog elements. By providing ATE systems with appropriate performance levels, as opposed to maximized performance levels, we ensure that our customers are not required to pay for excess performance. This results in significantly lower acquisition costs for our ATE systems. Our ability to provide optimal cost is also determined by our architecture which is optimized for parallel test and high throughput. Additionally, our ATE systems are highly flexible, scalable and easy to maintain and program, thus, further contributing to our low cost solution.

Optimized flash memory testing capabilities.    Our ATE architecture and its implementation provide for optimal flash memory testing. The architecture optimizes parallel test performance by providing specific, dedicated and independent test resources, including central processing units, or CPUs, pattern generators and timing and voltage sources, to each device under test. By comparison, the architecture of competing ATE solutions frequently results in those test resources being shared across multiple devices. While our architecture increases test throughput for all types of ICs, it is especially effective in parallel testing of flash memory devices.

The benefit of our architecture is that each device is tested independently, which can result in a significant reduction of test time. Specifically, when testing multiple flash memory devices, our architecture does not require that the ATE wait for the testing on the slowest flash cell to be completed before moving on to test the next set of parallel cells. This increases test throughput significantly and thereby reduces test costs. As the flash market continues to expand and flash technology continues to be integrated into microcontrollers and other SOCs, we believe the benefits of our high throughput architecture will become increasingly valuable to a wider range of manufacturers.

Our newest generation of ATE systems, the Maverick HD, furthers our flash memory test capabilities, providing higher speed testing and lower cost per pin. The Maverick HD can be configured for up to 4096 test pins on each system, thus, extending our ability to maximize the number of flash devices tested in parallel and minimize the cost of test. Additionally, the Maverick HD is compatible with our previous systems and utilizes an enhanced architecture and improved software capabilities.

Highly flexible systems.    Our ATE systems are equally capable as memory or logic testers. One key to this dual functionality is the test pattern generator at the heart of our ATE system, which integrates complete memory and logic test functions, which we believe is unique in the industry. By comparison, many competing systems focus on logic or memory and provide reduced capability for the other function. Additionally, with the introduction of our Lightning option, we provide enhanced analog and mixed-signal testing capabilities. The flexibility associated with utilizing a single ATE system to test logic, memory, or analog devices provides for reduced acquisition, training and maintenance costs and increased tester utilization. This capability is important to IDMs given the increasing complexity of ICs, but is critical to PATs as it optimizes their ATE utilization given the wide range of ICs that they test. The capability to test logic, memory and analog functions within one IC is also becoming increasingly important as SOCs become more prevalent.

Scalability.    We provide cost effective, appropriately sized solutions. Our ATE architecture efficiently scales from personal systems with as few as 16 pins to production systems with as many as 4096 pins. Our scalable architecture enables us to provide multiple system sizes configured with the number of pins that our customers require. We, therefore, are able to provide a lower cost solution compared to less-scalable architectures which require the purchase of a larger system than needed. We believe we were the first to offer a low-cost personal tester, scaled to small footprint and low pin count. Our personal testers are widely used as general purpose engineering tools and for efficient parallel test of high volume low pincount devices in manufacturing.

Reduced time to market.    Our Maverick architecture enables us to provide low cost test systems tailored for both engineering and production applications in a single product family. These low-cost systems allow our customers to afford the number of R&D systems they need. This enhances the efficiencies of design engineers. Also, with a single product family spanning engineering and production activities, the same test programs can be used in engineering and production. This saves the time required to write additional test programs. Additionally, compatible software across the range of platforms strengthens the link between engineering and manufacturing, reducing an IC’s time to market.

Nextest Strategy

Our objective is to be the leading supplier of low cost, high throughput ATE systems for high growth IC markets. Key elements of our strategy include:

Focus on lowering the cost of test.    We strive to provide the lowest overall cost of test for semiconductor manufacturers within our target market segments. We focus on offering appropriate test performance levels, as opposed to maximized performance levels, thereby allowing customers to avoid paying for excessive test capabilities. We believe that our ability to provide a lower cost test solution is the key differentiating factor in our strategy. Our cost and performance capabilities allow us to effectively target the high-volume low-cost ICs typically used in consumer digital appliances.

We intend to continue to focus on lowering the overall cost of test by providing ATE systems with:

•	The lowest acquisition cost per pin;

•	The highest productivity per dollar spent;

•	The highest throughput per square foot of factory space;

•	Flexibility to test memory, logic or analog functions;

•	Scalability to provide cost effective appropriately sized test solutions; and

•	Commonality among components resulting in reduced maintenance and spare parts costs.

We intend to continue to avoid the highly competitive market for the highest performance ATE, where performance is accorded higher priority than cost. We believe that this market, typified by fast PC and workstation microprocessors and high performance SOCs, is highly competitive and well-served.

Target large, high growth markets.    Our ATE systems are focused on meeting the test challenges of large, high growth markets. We currently focus on ICs used in large, high growth consumer digital appliance markets, including cellular phones, digital cameras, PDAs and MP3 players. These ICs include flash memory and devices that integrate flash memory, such as microcontrollers, smart cards and other SOCs. We intend to focus our R&D on new innovative products for semiconductor manufacturers targeting these and other large, high growth markets.

Further penetrate current and new customer base.    We intend to continue to build close working relationships with IDMs, PATs, foundries and fabless semiconductor companies. Our ATE systems are installed at over 50 companies. We believe that these customers have chosen our ATE systems because of their low cost, high throughput, flexibility and scalability. We have had particular success with customers who use our testers in their R&D process. We plan to leverage this installed base in R&D by migrating these customers to production ATE systems. Similarly, we believe that there is a significant opportunity to penetrate new customers as the IC industry becomes increasingly focused on cost and flexibility over maximized performance.

We believe that, with the addition of the Maverick HD system to our product portfolio, we will be better positioned to migrate current customers using our testers in the R&D process to high volume production testing. Further, we believe Maverick HD will provide industry leading pin count, parallel test capabilities and throughput at the lowest cost per pin, representing a compelling alternative to competing solutions. We intend to continue to invest in R&D to allow us to introduce new industry leading products to meet the needs of our current and new customers.

Products and Services

Products

We provide a broad suite of ATE systems that test flash memory and ICs that integrate flash memory including microcontrollers and smart cards. We also test other types of memory and logic ICs, as well as SOCs containing a combination of logic, memory and analog functions. Our ATE systems are used by IDMs, PATs, wafer fabrication foundries and fabless design companies for validation and characterization during the IC R&D process and for wafer sort test, final test, quality assurance, yield improvement and reliability and failure analysis during the IC manufacturing process. Our ATE systems, which we believe enable our customers to bring their ICs to market faster and at lower costs, are offered on three platforms: Maverick, Maverick II and Maverick HD. These platforms, as outlined below, provide increasing levels of test performance and functionality and are highly scalable. A range of ATE systems, with differing pin-counts, is offered on each platform to provide customers with an application focused solution ranging from a personal tester, or PT, with as little as 16 pins on Maverick and Maverick II, up to 4,096 pins for high volume manufacturing on our Maverick HD platform.

Maverick.    We introduced the Maverick test system in 1998. It provides test rates up to 66 MHz, and is directed at applications requiring the lowest cost. Maverick tests a wide range of devices, including flash and other types of memory, logic devices, microcontrollers, smart cards and other SOCs. The Maverick is used throughout the IC design and manufacturing process, including R&D, manufacturing and quality assurance. It is available in four packages—PT, ST, SST and GT—which range in size from 16 to 512 pins.

For example, the 512 pin GT has eight independent 64 pin test sites, each with its own CPU, test pattern generator and voltage and timing sources. The system can test up to 32 flash devices in parallel. This architecture delivers throughput that we believe is higher than competitive systems. For enhanced flexibility, Maverick GT’s eight 64 pin test sites can be joined, using our innovative site-sync technology, to accommodate larger pin count devices. Therefore, the 512 pins of the GT can test four 128 pin parts, two 256 pin parts, or a single 512 pin device.

Maverick II.    We introduced Maverick II in 2001. Maverick II doubles test frequency to 133 MHz and provides enhanced performance and accuracy, while retaining all of the advantages of the Maverick architecture. Its expanded performance and feature set make Maverick II a compelling choice for more demanding R&D and manufacturing applications. Maverick II tests a wide range of devices, including flash and other types of memory, logic devices, microcontrollers, smart cards and other SOCs. It is available in four packages—PT, ST, SST and GT—which range in size from 16 to 512 pins.

Our Lightning option can be added as an upgrade to the Maverick II. The Lightning option adds advanced analog test functionality to the Maverick II architecture resulting in the capability to test a combination of logic, memory, and analog functions required by SOCs. Lightning’s mixed signal capability is focused on testing the amplifiers, filters, and, especially, data converters that are often combined with digital logic and memory to form complex SOCs.

Maverick HD.    We are currently devoting significant resources to the development, production and commercialization of our newest product, Maverick HD. We have not marketed Maverick HD broadly to date. We expect to introduce Maverick HD in 2004. Maverick HD has configurations up to 4096 pins in size, thus providing for testing of up to 256 flash devices in parallel. With a significantly lower price per pin and enhanced throughput afforded by its higher pin count and new architectural features, Maverick HD will enable a dramatically lower cost of test for semiconductor manufacturers. Maverick HD tests a wide range of devices, including flash and other types of memory, logic devices, microcontrollers, smart cards and other SOCs. It is available in system sizes from 128 to 4096 pins.

Software.    The programming language for our test platforms is C or C++. The C/C++ development environment is provided by standard Microsoft Visual C++, which provides a powerful language for program development and a robust program debug environment. We provide a customized graphical user interface and interactive tools for program or IC debug, data gathering, or creation of custom factory floor interfaces on all of our ATE systems. We also provide Microsoft Office tools for data analysis. Additionally, our extensive engineering software, including Bitmap and Analog Wavetool, simplifies the job of test engineers. Test programs can be used without modification from the smallest to the largest ATE system in each platform, and are upwardly compatible between the platforms.

Services

We consider service to be an important part of our business. Our worldwide service organization is capable of performing installations and all necessary maintenance of test systems sold by us, including routine servicing of components manufactured by third parties. We provide high levels of support and service throughout the life cycle of our products. We provide a standard one-year warranty which can be extended by our customers on an annual basis. We utilize direct service employees and representatives which provide service to our customers from global sites.

To further our commitment to provide industry leading service and support, we created the Interface Solutions Group. The Interface Solutions Group is chartered as a support resource for our worldwide customer base. Its sole focus is to license, train and maintain customers’ efforts to design their own interfaces between our ATE systems and various testing systems. This group assists in the qualification, licensing and training of third party interface suppliers and is committed to engineering full interface solutions as requested for direct customer purchases.

Sales, Marketing and Customers

We seek to develop strong relationships with leading IDMs, PATs, foundries and fabless semiconductor companies. Within those organizations, we sell and market to engineering and manufacturing personnel regarding our technology and product capabilities and to senior management regarding the economic benefits of our products. We believe that our experienced sales people have the knowledge to address the technical benefits as well as the economic advantages of our ATE systems.

Many of our sales and marketing employees are applications engineers, who work as part of the sales team before a sale is made and assist customers in the application of the ATE after a sale is made. In the pre-sale role they provide in-depth technical communication with customer engineering personnel, writing complex test programs and performing demonstrations to show how our ATE systems solve specific test problems. Post-sale, they assist the customer with creation of test programs and interfaces and with test cell and factory integration issues to make the ATE productive in the customer’s environment. We believe that the quality of our applications force is an important factor in sales and customer satisfaction.

We have an extensive network of independent sales representatives, and to a lesser extent, distributors. We provide sales and customer support to the major semiconductor manufacturing markets through sales personnel in the U.S., the Philippines, Korea, the United Kingdom, France and Italy. Distributors and sales representatives in China, Japan, Korea, Taiwan, Malaysia, Singapore, Germany, Belgium and Israel enhance our sales and support capabilities. We offer regularly scheduled training classes at our San Jose facility and provide training as required in our international offices and at customer facilities.

We have shipped over 1,000 systems which are installed at more than 50 companies. We depend on a small number of customers for a significant portion of our net revenue. In the six months ended December 31, 2003, two customers, SanDisk Corp. and Atmel Corp., accounted for 41% and 22%, respectively, of our total net revenue. We expect that a small number of companies will continue to represent a significant portion of our revenue over the next few years.

Companies that use our systems include the following:

Advanced Micro Devices Inc./Fujitsu FASL LLC Amkor Technology Inc. Atmel Corp. Catalyst Semiconductor Inc. Emosyn LLC Etrend Technology Inc.	Hynix Semiconductor Inc. Intel Corp. Maxim Integrated Products, Inc. Microchip Technology Inc. Micron Technology Inc. Nantung Fujitsu Microelectronics Company Ltd.	NS Electronics Bangkok Ltd Philips Electronics N.V. Samsung Electronics Co., Ltd. SanDisk Corp. STMicroelectronics N.V.

Manufacturing

We assemble and ship our products from our facility in San Jose, California. We employ a rationalized outsourcing strategy that greatly expands our manufacturing capacity, while maintaining control of key elements. We outsource all of our circuit board assembly and a large portion of our mechanical assembly, utilizing the services of several key contract manufacturers. Our outsourcing manufacturing strategy enables us to actively adjust our cost and manufacturing base to rapidly changing conditions in the semiconductor industry.

We maintain direct relationships with all of our component suppliers and control procurement of all key components of our systems. Parts procurement is an important factor in responding quickly to changes in market demand and we believe that we are able to respond rapidly by maintaining direct control over this key element. We share production forecasts with our key suppliers to pre-position stocks of components in the supply chain and quickly update our key suppliers as forecasts change. Component procurement is also an important determinant of product quality, manufacturing efficiency and cost. We believe that the timely availability of low-cost, quality components provided by our planning and procurement teams, coupled with the large and variable capacity of our contract manufacturers, is the most efficient strategy for successful ATE manufacturing.

We have a formal quality assurance program in place with a strategy focused on continuous improvement in product quality. Factory teams regularly assess quality at each stage of the manufacturing process to identify areas for improvement and to quickly identify developing problems. Manufacturing engineers fine-tune the production process to improve quality and efficiency and to deal with problems as they arise.

Customer service personnel extend the quality process into the field, monitoring quality and reliability once systems are installed at customer sites.

Certain components used in our products are purchased from a single supplier or a limited group of suppliers. Although we believe that all single source components are currently available in adequate amounts, we cannot be certain that shortages will not develop in the future. We typically do not have written supply agreements with these sole source suppliers and purchase our components through individual purchase orders.

Backlog

At December 31, 2003, our backlog of unfilled orders for all products and services was $13.0 million, compared with $2.2 million at December 31, 2002. We define backlog as systems for which we have received purchase orders which we expect to ship within twelve months of receipt. While backlog is calculated on the basis of firm orders, orders may be subject to cancellation or delay by the customer with limited or no penalty. Our backlog at any particular date, therefore, is not necessarily indicative of actual sales which may be generated for any succeeding period. Historically, our backlog levels have fluctuated based upon the ordering patterns of our customers and changes in our manufacturing capacity.

Research and Development

Our R&D strategy focuses on designing ATE systems that lower the overall cost of test for semiconductor manufacturers. We strive to design low cost products that have high throughput, flexibility and scalability and are efficient to manufacture, easy to use and simple to support. We utilize advanced circuit technology to develop highly integrated core functional ATE blocks, such as those that enable our dual function logic/memory pattern generation and advanced timing capabilities. Once design of these blocks is completed, systems of varying sizes and pin counts are created through simple step-and-repeat of the core modules. Step and repeat is employed at all levels of the architecture (circuit, board, module and subsystem levels) to maximize engineering efficiency and simplify manufacturing and support. This design strategy is also a key ingredient of our scalability and high throughput and simplifies the job of the customer test engineer developing programs for our ATE.

We leverage our engineering efforts by utilizing off-the-shelf, industry-standard components wherever possible. We use FPGAs, instead of custom ASICs, to implement most logic functions because it is easier to adapt designs to changing requirements and to eliminate high engineering risks and costs associated with ASIC design. We use standard PCs with Windows XP as the main control computer of our systems. The language customers use to program our ATE is industry-standard C/C++, and a standard Microsoft Visual C++ provides the development environment and compiler. The strategy of using industry standard products has proven successful, allowing us to leverage the significant investments made by the largest companies in the technology field, with minimal cost to ourselves.

R&D takes place at our corporate headquarters in San Jose and at our facility in Portland, Oregon. The R&D team has years of experience in ATE, with many key personnel having over 20 years of experience in ATE design.

Our expenditures for R&D for the six months ended December 31, 2003 were $2.8 million, representing 15% of net revenue. Our historical expenditures for fiscal 2001, 2002 and 2003 were $4.0 million, $3.5 million and $4.5 million, respectively, representing 7%, 24% and 29% of net revenue in each of the respective periods.

Competition

The market for ATE systems is highly competitive. Our primary competitors include Advantest Corporation, Agilent Technologies, Inc., Credence Systems Corporation, LTX Corporation, NPTest, Inc. and

Teradyne, Inc. Some of our competitors have substantially greater financial resources and more extensive engineering, manufacturing, marketing and customer support capabilities than we have. We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that could adversely affect sales of our current and future products. In addition, we anticipate that increased competitive pressures may cause intensified price-based competition, and we may have to adjust the prices of our products.

Intellectual Property

We rely on a combination of patent applications, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We currently have six patent applications filed in the United States and two patent applications filed in each of Japan, Korea and Taiwan. We may be required to spend significant resources to monitor and protect our intellectual property rights. We may not be able to detect infringement and may lose our competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

Third parties may claim that we are infringing their intellectual property rights and although we do not know of any infringement by our products of the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Any litigation regarding patents or other intellectual property rights could be costly and time-consuming and divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements and we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

Facilities

We have a lease through December 10, 2007 covering approximately 33,200 square feet of office space in San Jose, California for our main corporate facilities including R&D, sales and marketing, manufacturing, finance and administration. We also have a lease through March 31, 2006 covering approximately 2,400 square feet of office space in Portland, Oregon used for R&D activities and a three-year lease through December 31, 2005 covering approximately 2,900 rentable square feet of office space in Mesa, Arizona for sales and applications support. We have an option to renew the lease in Arizona for an additional five years at a renewal rate to be negotiated and agreed upon with the landlord. We also have a lease through December 31, 2009 covering approximately 1,000 square feet of office space in Agrate Brianza, Italy.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available at such time as it becomes needed on commercially reasonable terms.

Employees

As of December 31, 2003, we have 124 full-time employees. We consider our relationship with our employees to be good. No employees are represented by a labor union or covered by a collective bargaining agreement.

Legal Proceedings

We are not currently involved in any legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of April 9, 2004, information about our executive officers and directors:

Name	Age	Position
Robin Adler	55	Chief Executive Officer and Chairman of the Board
Jim Moniz	46	Chief Financial Officer, Vice President of Finance, Treasurer and Assistant Secretary
Howard Marshall	54	Vice President of Operations and Director
Tim F. Moriarty	42	Vice President of Sales and Marketing
Craig Z. Foster	51	Vice President of Engineering
Victor A. Hebert	66	Secretary
Juan A. Benitez (1)(2)	54	Director
Stephen G. Newberry (1)(2)	50	Director
Richard L. Dissly (1)(2)	59	Director
Eugene White (1)(2)	72	Director

(1)	Member of the audit committee
(2)	Member of the compensation committee

Robin Adler has served as Chief Executive Officer and Chairman of the Board since co-founding the Company in November 1997 with Howard Marshall. In August 1992, he co-founded and became President of Sytest Systems Corporation, an ATE manufacturing company. Prior to his involvement with Sytest, from June 1978 he was Vice President of marketing and later a general manager of the logic and memory division of Megatest Corporation. He holds a B.S. degree in engineering from the California Institute of Technology.

Jim Moniz has served as our Vice President of Finance, Chief Financial Officer and Treasurer since October 2000. Before joining Nextest, he was Vice President and Chief Financial Officer of Millennia Vision Corporation since June 1998. From October 1996 until May 1998, he served as Vice President of Finance for Fairchild Imaging Systems and from November 1991 until October 1996 as Vice President of Finance and Administration and later as President of Rolm Computers. He has an MBA and two B.S. degrees, one in accounting and one in marketing, from San Jose State University.

Howard Marshall has served as Vice President of Operations and a director since co-founding the Company in November 1997 with Robin Adler. In August 1992, he co-founded Sytest Systems with Robin Adler. Prior to that, he founded Megatest in June 1975 and became its Vice President of Manufacturing in October 1983. He holds a B.S. degree in engineering from the California Institute of Technology.

Tim F. Moriarty has served as our as Vice President of Sales and Marketing since July 1997. Prior to joining Nextest, he was a Vice President of Sales and Marketing at Teradyne from December 1995 until February 1997, and in various positions at Megatest, including Vice President of Sales and Marketing from February 1985 until its sale to Teradyne, Inc. in December 1995.

Craig Z. Foster has served as our Vice President of Engineering since October 1998, after joining Nextest in December 1997 as an engineer. Since January 1983, he held various positions at Megatest, including Vice President of Customer Support, Vice President of Marketing and Vice President of Corporate Development. He holds a B.S. degree in electrical engineering from the University of New Mexico and a M.S. in electrical engineering from the University of Illinois.

Victor A. Hebert has served as our corporate secretary since October 2000. Mr. Hebert is a member of the law firm of Heller Ehrman White & McAuliffe LLP, which he joined in 1962. He is a director and Deputy Chairman of Berkeley Technology Limited, a financial services company; director and secretary of California & Washington Co., a frozen foods company; and Assistant Secretary of Foster Wheeler Ltd., a global engineering and construction company.

Juan A. Benitez has served as a director since October 2000. He currently serves as President and Chief Executive Officer of Enterprise Development International, a non-profit economic development organization supporting microenterprise development programs with business training, technical support and capital procurement. Mr. Benitez was President, Chief Executive Officer and a director of Paradigm Technology, Inc., a semiconductor company, from August 1992 to January 1993. In 1989, Mr. Benitez was appointed by the Bush administration to the post of the United States Department of Commerce–Deputy Assistant Commerce Secretary, and then served as Deputy Commerce Undersecretary until September 1990. Previously Mr. Benitez held various management positions with Micron Technology, Inc., including serving as President and Chief Operating Officer and director. Mr. Benitez currently is a member of the board of directors of Alliance Semiconductor Corporation.

Stephen G. Newberry has served as a director since October 2000. He is the President and Chief Operating Officer of Lam Research Corporation, a provider of semiconductor processing equipment. He joined Lam in August 1997 as Executive Vice President and Chief Operating Officer and was promoted to President in July 1998. Prior to joining Lam, Mr. Newberry was employed by Applied Materials, Inc. for 17 years, a supplier of products and services to the global semiconductor industry, most recently as Group Vice President of Global Operations and Planning. He currently is a member of the North American Advisory Board for SEMI, the industry’s trade association.

Richard L. Dissly has served as a director since November 1997. Mr. Dissly is currently retired. He was previously Chief Financial Officer of Photon Dynamics, Inc., a provider of yield management solutions to the flat panel display industry, from November 1998 until May 2003. He has more than 20 years of experience in establishing profitable business models and systems with several rapidly growing international electronics companies. Prior to Photon Dynamics, Mr. Dissly was Chief Financial Officer of Semaphore Communications, a network equipment provider, from January 1997 until October 1998 and Chief Financial Officer of CrossCheck Technology, an electronics design automation company, from July 1992 until December 1996. Prior to that, Mr. Dissly was Chief Financial Officer for Award Software and Megatest Corporation. Mr. Dissly has an MBA degree from Santa Clara University and is a licensed CPA.

Eugene White has served as a director since December 2001. He was President and Chief Executive Officer of Amdahl Corporation, a public electronics computer company, from August 1974 until April 1979, Vice Chairman from May 1979 to April 1986 and director from May 1986 until April 1992. From December 1970 until February 1974, Mr. White was a Vice President of the commercial equipment business group at Fairchild Camera and Instrument. Prior to that, he was a Vice President of commercial systems at Honeywell from January 1970 until November 1970 after its acquisition of General Electric’s computer business in December 1969. Mr. White held several managerial positions at General Electric from November 1958 until November 1969. Mr. White is a board member of Varco International and Needham & Company, Inc.

Board Composition and Committees

We currently have six directors. Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

Our audit committee consists of Messrs. Dissly, Newberry, Benitez and White. Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee evaluates the independent auditors’ qualifications, independence and performance; engages and provides for the compensation of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; reviews our financial statements; reviews our critical accounting policies and estimates; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. Mr. Dissly has been designated as our audit committee financial expert under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002. We believe that our audit committee members meet the requirements for independence and financial literacy under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee consists of Messrs. Dissly, Newberry, Benitez and White. Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives and setting compensation of these officers based on such evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, any applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs.                                   , each of whom the Board has determined is an independent director under the rules of the Nasdaq National Market. The nominating and corporate governance committee will select nominees for election as directors, and review and assess our code of ethics.

Compensation Committee Interlocks and Insider Participation

Prior to this offering, the board of directors as a whole made decisions relating to compensation of our executive officers. No member of the board of directors or the compensation committee serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

Our non-employee directors receive a cash director fee for their services as members of the board and any committee of the board in the amount of $7,500 per year. Non-employee directors are also entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with attendance at board and committee meetings. In October 2003, we granted each of our non-employee directors a stock option to purchase 10,000 shares at an exercise price of $0.50 per share that was fully exercisable at the time of grant. Our 2004 Equity Incentive Plan provides that following completion of this offering each non-employee director who is first elected or appointed to the board will be granted an option to purchase 20,000 shares vesting in four equal annual installments and at an exercise price equal to the fair market value of the stock on the date of grant, and that commencing with the annual meeting of the stockholders held in 2004, each non-employee director will receive an annual grant of an option to purchase 10,000 shares vesting on the first anniversary of the date of grant and at an exercise price equal to the fair market value of the stock on the date of grant.

Indemnification

The following description references our amended and restated certificate of incorporation and bylaws as will be in effect upon completion of this offering. Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our bylaws provide that we will indemnify our directors, officers, employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, provide that we will indemnify our directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

There is no pending litigation or proceeding involving a director or executive officer of Nextest as to which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Executive Compensation

The following table sets forth information regarding the compensation for the fiscal year ended June 30, 2003 paid by us to our Chief Executive Officer and to our four most highly compensated executive officers who received salary and bonus compensation in the fiscal year 2003 of more than $100,000 who were serving as executive officer at the end of the last fiscal year. These persons are collectively referred to as the “Named Executive Officers”.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation Awards
Name and Principal Position	Salary	Bonus		Other Annual Compensation		Securities Underlying Options (#)
Robin Adler, Chairman and CEO	$102,343	$—		$—		—
Howard Marshall, Vice President of Operations	102,343	—		—		—
Tim F. Moriarty, Vice President of Sales and Marketing	143,308	120,298	(1)	—		35,000
Jim Moniz, CFO, Vice President of Finance	159,231	—		30,935	(2)	35,000
Craig Z. Foster, Vice President of Engineering	135,346	—		—		105,000

(1)	Comprised of sales commission.
(2)	Reimbursement of interest payments on a promissory note issued by Mr. Moniz in connection with the purchase of restricted stock by Mr. Moniz.

Options Grants in Last Fiscal Year

The following table sets forth information with respect to stock options granted during the fiscal year ended June 30, 2003 to each of the Named Executive Officers. All options were granted under our 1998 Equity Incentive Plan at an exercise price equal to the fair market value of our common stock, as determined by our board of directors, on the date of grant. The percentage of options granted is based on an aggregate of options to purchase a total of 712,800 shares of common stock granted by us during the fiscal year ended June 30, 2003 to our employees, including the Named Executive Officers.

The potential realizable value amounts in the last two columns of the following chart represents hypothetical gains that could be achieved for the respective options if exercised at the end of the option term, are net of the exercise prices and before taxes associated with the exercise and we have based them on an assumed initial public offering price of $             per share. The assumed 5% and 10% annual rates of stock price appreciation from the date of grant to the end of the option terms are provided in accordance with rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises are dependent on the future performance of the common stock, overall market conditions and the option holder’s continued employment through the vesting period. This table does not take into account any actual appreciation in the price of the common stock from the date of grant to the present.

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted		% of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date

Name and Principal Position						5%	10%
Robin Adler, Chairman and CEO	—		—%	$—	—	—	—
Howard Marshall, Vice President of Operations	—		—	—	—	—	—
Tim F. Moriarty, Vice President of Sales and Marketing	35,000	(1)	4.9	0.50	10/17/2012
Jim Moniz, CFO, Vice President of Finance	35,000	(1)	4.9	0.50	10/17/2012
Craig Z. Foster, Vice President of Engineering	105,000	(2)	14.7	0.50	10/17/2012

(1)	The stock option becomes exercisable in June 2006. If Nextest is acquired by or merged into another organization and the optionee is not offered an equivalent position in the new company, the stock option will become fully exercisable.
(2)	The stock option becomes exercisable in three equal annual installments beginning in July 2004. If Nextest is acquired by or merged into another organization and Mr. Foster is not offered an equivalent position in the new company, the stock option will become fully exercisable.

In October 2003, we granted stock options to purchase the following number of shares to our named executive officers: Mr. Adler, 160,000 shares; Mr. Marshall, 160,000 shares; Mr. Moriarty, 35,000 shares; Mr. Moniz 32,000 shares; and Mr. Foster, 35,000 shares, all at an exercise price of $0.50 per share, except for the grants to Mr. Adler and Mr. Marshall which were at an exercise price of $0.55 per share. The stock options granted to Messrs. Adler and Marshall become exercisable in four equal annual installments beginning in July 2004 and the stock options granted to Messrs. Moriarty, Moniz and Foster become exercisable in July 2007. In addition, in March 2004, we granted to Mr. Moniz a stock option to purchase 100,000 shares at an exercise price of $1.00 per share. This option vests in five equal annual installments beginning March 2005. If Nextest is acquired by or merged into another organization and Mr. Adler, Mr. Marshall, Mr. Moriarty, Mr. Moniz or Mr. Foster is not offered an equivalent position in the new company, their respective stock options will become fully exercisable.

Aggregate Fiscal Year-End Option Values

The following table sets forth certain information regarding stock options outstanding during the fiscal year ended June 30, 2003 and unexercised options held as of June 30, 2003 by each of the Named Executive Officers. All options were granted under our 1998 Equity Incentive Plan.

The value of unexercised in-the-money options at June 30, 2003 are based on an assumed initial public offering price of $             per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

	Number of Securities Underlying Unexercised Options at Fiscal June 30, 2003		Value of Unexercised In-the-Money Options at June 30, 2003
Name and Principal Position	Exercisable	Unexercisable	Exercisable	Unexercisable
Robin Adler, Chairman and CEO	—	—
Howard Marshall, Vice President of Operations	—	—
Tim F. Moriarty, Vice President of Sales and Marketing	70,000	165,000
Jim Moniz, CFO, Vice President of Finance	—	35,000
Craig Z. Foster, Vice President of Engineering	—	105,000

Employment Agreements and Change of Control Arrangements

In October 2002 we granted each of Messrs. Moniz and Moriarty a stock option to purchase 35,000 shares of common stock and Mr. Foster a stock option to purchase 105,000 shares of common stock. In October 2003 we granted each of Messrs. Adler and Marshall a stock option to purchase 160,000 shares of common stock, each of Messrs. Moriarty and Foster a stock option to purchase 35,000 shares of common stock and Mr. Moniz a stock option to purchase 32,000 shares of common stock, and in March 2004 we granted to Mr. Moniz a stock option to purchase 100,000 shares. Each of these stock options vests subject to continued employment, however the vesting of these stock options accelerates in the event that we are acquired or merged into another corporation and the individual is not offered an equivalent position with the new company.

Benefit Plans

1998 Equity Incentive Plan

Our 1998 Equity Incentive Plan (“1998 Plan”) was adopted by our board of directors and approved by our stockholders in January 1998. The 1998 Plan was later amended by our board of directors in January 2000, March 2000 and October 2003 and such amendments were approved by our stockholders in January 2000 and February 2004. Unless terminated sooner, the 1998 Plan will terminate in January 2008.

The 1998 Plan provides for the granting to employees of “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code, for the granting to employees, officers, directors and consultants of non-statutory stock options and for the grant of rights to purchase restricted stock to employees, officers, directors and consultants. As of March 27, 2004, the 1998 Plan provided for the issuance of a total of 12,000,000 shares. Of these shares, 1,660,642 were issued upon exercise of stock options, 5,360,000 were issued upon exercise of rights to purchase restricted stock, 3,136,426 shares were subject to outstanding options and 1,842,932 shares were available for future grants. Upon completion of this offering, any shares reserved for future issuance and not covered by outstanding awards will become available for grant under our 2004 Equity Incentive Plan, and we will no longer grant any awards under the 1998 Plan.

The compensation committee currently administers the 1998 Plan. The administrator of the 1998 Plan has the power to determine:

•	the terms of the options and stock purchase rights granted, including the exercise price of options or stock purchase rights, the recipients of such awards and the number of shares subject to each award;

•	the vesting, exercisability and payment of each option or stock purchase right; and

•	the form of consideration payable upon exercise of each option or stock purchase right.

In addition, the administrator may modify outstanding options, provided that it may not impair the rights of any optionee without such optionee’s prior written consent.

Options and stock purchase rights granted under our 1998 Plan are generally not transferable by the optionee. Each option and stock purchase right is exercisable during the lifetime of the optionee and only by such optionee. Options granted under the 1998 Plan must generally be exercised within thirty days after the end of the optionee’s status as an employee, director or consultant of Nextest, or within six months after the optionee’s termination by death or disability, but in no event later than the expiration of the option’s term.

The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of the grant and the exercise price of all nonstatutory stock options granted under the 1998 Plan must be at least 85% of the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any option granted must at least equal 110% of the fair market value on the grant date and the term of any incentive stock option granted to such individuals must not exceed five years. The term of all other options granted under the 1998 Plan may not exceed ten years.

The purchase price of stock purchase rights granted under our 1998 Plan must be at least 85% of the fair market value of the common stock on the date of the grant or at the time the purchase is consummated. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the purchase price of stock purchase rights granted must at least equal 100% of the fair market value on the grant date or at the time the purchase is consummated.

The 1998 Plan provides that in the event that we merge into another corporation each option or stock purchase right shall be assumed or substituted for by the successor corporation and that the administrator has the power to make proportional adjustment to the number or class of securities covered by any award, as well as the purchase price thereof.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan (the “2004 Plan”) was adopted by our board of directors and approved by our stockholders in              2004 and it will become effective upon completion of this offering. The 2004 Plan provides for the grant of stock options, stock appreciation rights, stock awards and cash awards. Options granted under the 2004 Plan may be either “incentive stock options”, as defined under Section 422 of the Internal Revenue Code of 1986, or non-statutory stock options.

We have reserved a total of 500,000 shares for issuance under the 2004 Plan. Upon completion of this offering, any shares reserved for future issuance and not covered by outstanding awards under the 1998 Plan will become available for grant under our 2004 Plan. Any shares that are issuable upon exercise of options granted pursuant to the 1998 Plan or 2004 Plan that expire or become unexercisable for any reason without having been exercised in full will also become available for grant under our 2004 Equity Incentive Plan. The number of shares reserved for issuance under the 2004 Plan will be replenished on January 1 of each year, beginning January 1, 2005, by a number of shares that is equal to the lesser of:

•	the number of shares required to restore the number of shares reserved for future issuance not covered by outstanding awards to 2,000,000 shares; or

•	a number of shares set by our board of directors.

Our compensation committee administers the 2004 Plan, and it has delegated to the chief executive officer the authority to grant awards to non-executive level employees in accordance with guidelines established by the committee.

Awards granted under our 2004 Plan are generally not transferable by the awardee other than by will, a domestic relations order, or the laws of descent and distribution, and may be exercised during the participant’s lifetime only by the awardee. Awards granted under the 2004 Plan must generally be exercised within thirty days after the end of the optionee’s status as an employee, director or consultant of Nextest, or within six months after the optionee’s termination by death or disability, but in no event later than the expiration of the award’s term.

The exercise price of all options granted under the 2004 Plan must be at least equal to the fair market value of the common stock on the date of the grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must at least equal 110% of the fair market value on the grant date and must have a term not exceeding five years. The term of all other options granted under the 2004 Plan may not exceed ten years.

The 2004 Plan provides for non-discretionary grant of stock options to our non-employee directors. Non-employee directors who are first elected or appointed after completion of this offering will receive a non-statutory option to purchase 20,000 shares of our common stock. The shares underlying these options vest in four equal annual installments. Beginning with the annual meeting of the stockholders held in 2004 each non-employee director who continue to serve as a director will receive an automatic grant of a stock option to purchase 10,000 shares of our common stock. The shares underlying these options vest at the next annual meeting of the shareholders. Generally, upon a change of control or a merger or sale of all or substantially all of our assets, the vesting of options granted to directors, who are then serving on the board of directors, will accelerate, and become immediately exercisable.

The administrator may grant stock awards (restricted shares) as payment of a bonus, as payment of any other compensation obligation, upon the occurrence of a special event or as otherwise determined by the administrator. The terms and conditions of a stock award will be contained in an award agreement. Vesting and the lapse of restrictions on such stock awards may be conditioned upon the achievement of performance goals determined by the administrator. Recipients of restricted shares may have voting rights and may receive dividends on the granted shares prior to the time the restrictions lapse.

The 2004 Plan provides for grant of stock appreciation rights (“SARs”), in addition to any other awards. A SAR entitles the participant to receive the amount by which the fair market value of a specified number of shares on the exercise date exceeds an exercise price of the SAR. The excess amount will be payable in shares, cash or in a combination thereof, as determined in the award agreement. The grant of a SAR may be made contingent upon the achievement of objective performance conditions.

Generally, in the event of (a) a merger or consolidation in which we are not the surviving corporation, (b) a merger in which we are the surviving corporation but after which our stockholders immediately prior to such merger cease to own their shares or other equity interest in us, (c) the sale of substantially all of our assets, or (d) the acquisition, sale, or transfer of more than 50% of our outstanding shares by tender offer or similar transaction (each, a “Fundamental Transaction”), any or all outstanding awards may be assumed, converted, replaced or substituted. In the event such successor corporation (if any) does not assume or substitute awards, the vesting with respect to such awards will accelerate so that the awards may be exercised before the closing or completion of the Fundamental Transaction but then terminate.

In addition, our board of directors may also specify that other transactions or events constitute a “change in control” and may provide for the accelerated vesting of shares which are the subject of awards and take any one or more the actions described for a merger transaction. The board need not adopt the same rules for each award under the 2004 Plan or for each holder of such awards.

2004 Employee Stock Purchase Plan

In             , 2004, our board of directors adopted, and our stockholders approved, the 2004 Employee Stock Purchase Plan (the “Purchase Plan”). The Purchase Plan provides our employees with an opportunity to purchase our common stock through accumulated payroll deductions, and it will become effective on the first day on which price quotations are available for our common stock on the Nasdaq National Market. The Purchase Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code.

A total of 1,000,000 shares has been reserved for issuance under the Purchase Plan. The Purchase Plan provides that the share reserve will be increased on January 1 of each year, by a number of shares that is equal to the lesser of:

•	the number of shares required to restore the number of shares reserved for future issuance not covered by outstanding purchase rights to 1,000,000 shares; or

•	a number of shares set by our board of directors.

Our compensation committee administers the Purchase Plan, and it has full and exclusive authority to interpret the terms of the Purchase Plan and determine eligibility, subject to the limitations of Section 423 of the Internal Revenue Code. Persons are eligible to participate in the Purchase Plan if they work at least 20 hours per week. However, no person may participate in the Purchase Plan if, immediately after the grant of the stock purchase rights under the Purchase Plan, such person will own stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock or of any subsidiary. Stock purchase rights granted under the Purchase Plan are not transferable by a participant other than by will or the laws of descent and distribution.

The Purchase Plan provides for offering periods of 24 months or such shorter period as may be established by the Board. Each generally includes four six-month purchase periods. The offering periods will start on the first trading day after either May 10 or November 10 of each year, except for the first offering period which will commence on the first business day on which price quotations for the Company’s Common Stock are available on the Nasdaq National Market.

The Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 10% of the participant’s compensation, up to a maximum of $25,000 per year, and up to a maximum of 1,500 shares per purchase period. Compensation includes regular salary payments and incentive compensation, overtime pay and other compensation as determined from time to time by the board of directors, but excludes all other payments including bonuses, long-term disability or workers’ compensation payments, car allowances, relocation payments and expense reimbursements. Initially, all eligible employees will participate in the Purchase Plan at the 10% level. Immediately after completion of this offering they may elect to lower their percentage.

Amounts deducted and accumulated for the participant’s account are used to purchase shares of our common stock on the last trading day of each purchase period at a price of 85% of the lower of the fair market values of the common stock at the beginning of the offering period and the end of the purchase period. Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions accumulated to that date. Participation ends automatically upon termination of employment.

In the event of a merger or other corporate transaction, the Purchase Plan will terminate and shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date (taking account of the exchange ratio where necessary) unless otherwise determined by the administrator. In the event of a dissolution or liquidation of our company, the offering period will terminate immediately prior to the event, unless otherwise determined by the administrator. In exercising its discretion, the administrator could terminate the Purchase Plan after notice to participants.

RELATED PARTY TRANSACTIONS

Preferred Stock Issuances

In November and December 2001, we sold a total of 8,000,000 shares of Series B Preferred Stock at a purchase price of $2.50 per share to 19 investors. Affiliates of Needham Capital Partners and J&W Seligman & Co., purchased 2,400,000 and 2,000,000 shares, respectively, as a result of which each of them became one of our 5% stockholders. Each share of Series B Preferred Stock is convertible into one share of common stock. In connection with the sale of shares of Series B Preferred Stock, we granted demand registration rights and other registration rights to the purchasers of our Series B Preferred Stock. See “Description of Capital Stock—Registration Rights.”

Loans to Officers and Directors

In connection with the purchase of shares of common stock by certain of our executive officers and directors, we extended them loans. Each of these loans were evidenced by a non- recourse promissory note and was secured by a pledge of the shares purchased. The following table describes the interest rate charged for these loans, the largest amount of indebtedness of each of the executive officers and directors, during the fiscal year 2003 and the amount of indebtedness of each of the executive officers at March 27, 2004. The outstanding loans will be paid shortly after the completion of this offering by using proceeds from the sale of shares of common stock by the selling stockholders or otherwise:

Name, Title	Date Loan Made	Interest Rate	Largest Amount Outstanding	Amount Outstanding at March 27, 2004
Jim Moniz, CFO and Vice President of Finance	10/18/00	5%	$354,375	$345,000
Juan A. Benitez, Director	1/10/01	5	78,750	76,021
Stephen G. Newberry, Director	1/10/01	5	78,750	76,021
Eugene White, Director	4/30/02	4	93,600	93,300

Transactions and Relationships with Underwriters

The affiliated funds of Needham & Company, Inc., one of the underwriters in this offering, invested an aggregate of $6,000,000 in our Series B Preferred Stock financing in November of 2001. For further information, see “Principal and Selling Stockholders”.

Affiliates of SG Cowen, one of the underwriters in this offering, invested an aggregate of $2,570,000 in our Series B Preferred Stock financing in November of 2001.

The affiliated funds of Merrill Lynch, one of the underwriters in this offering, invested an aggregate of $2,000,000 in our Series B Preferred Stock financing in November of 2001.

Indemnification Agreements

Our amended and restated certificate of incorporation and bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by Delaware law. Further, we have entered into separate indemnification agreements with each of our directors and executive officers. For further information, see “Management—Indemnification”.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents the beneficial ownership of our common stock as of March 27, 2004 and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each person, or group of affiliated persons, who is known by us to own beneficially 5% or more of our common stock;

•	each of our directors;

•	each of our executive officers above;

•	the selling stockholders; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. All shares of our common stock subject to options currently exercisable or exercisable within 60 days of March 27, 2004 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding options, but are not deemed to be outstanding for computing the percentage of ownership of any other person.

Unless otherwise indicated by the footnotes below, we believe, based on the information furnished to us, that each stockholder named in the table has sole or shared voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. Percentage of ownership is based on 25,546,142 shares of common stock outstanding as of March 27, 2004 and              shares outstanding after this offering, assuming no exercise of the underwriters’ overallotment option.

Unless otherwise indicated in the footnotes to the table, the address of each individual listed in the table is: c/o Nextest Systems Corporation, 1901 Monterey Road, San Jose, California 95112.

	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Offered	Number of Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number	Percent		Number	Percent
5% Stockholders
Paul Magliocco (1)	2,807,397	10.99%
Needham Capital Partners (2)	2,400,000	9.40%
J. & W. Seligman & Co. (3)	2,000,000	7.83%

Directors and Executive Officers
Robin Adler	5,000,000	19.57%
Howard Marshall	4,850,000	18.99%
Tim F. Moriarty (4)	838,000	3.27%
Craig Z. Foster	540,000	2.11%
Jim Moniz (5)	225,000	*
Richard L. Dissly (6)	160,000	*
Juan A. Benitez (7)	70,000	*
Stephen G. Newberry (8)	60,000	*
Eugene White (9)	40,000	*
Victor A. Hebert	10,000	*
All directors and executive officers as a group (11 persons)	11,793,000	46.17%

(footnotes on following page)

*	Less than 1% of Nextest’s outstanding common stock.
(1)	Includes 92,000 shares owned by minor children.
(2)	These shares are held by the following funds: 1,848,250 shares are held by Needham Capital Partners III, L.P., 195,250 shares are held by Needham Capital Partners IIIA, L.P., 356,500 shares are held by Needham Capital Partners III (Bermuda), L.P. and the address for each is 445 Park Avenue, New York, New York, 10022.
(3)	These shares are held by the following affiliates: 612,682 shares are held by Seligman New Technologies Fund II, Inc., 360,600 shares are held by Seligman Technologies Venture Fund LLC, and 1,026,718 shares are held by Seligman Communications and Information Fund, Inc., and the address for each is 101 University Avenue, Palo Alto, California, 94301.
(4)	Includes 12,000 shares owned by minor child and includes 120,000 shares of common stock subject to immediately exercisable options.
(5)	Includes 85,000 shares that are subject to our right of repurchase, 20,000 of which will lapse upon completion of the offering.
(6)	Includes 30,000 shares that are subject to our right of repurchase, which lapses upon completion of the offering.
(7)	Includes 10,000 shares that are subject to our right of repurchase.
(8)	Includes 10,000 shares that are subject to our right of repurchase.
(9)	Includes 20,000 shares that are subject to our right of repurchase.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock, after giving effect to the amendment and restatement of our certificate of incorporation, will consist of 140,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value.

Common Stock

As of March 27, 2004, there were 25,546,142 shares of common stock that were held of record by approximately 136 stockholders after giving effect to the conversion of our preferred stock into common stock. There will be              shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered by this prospectus.

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors and each holder does not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued and paid for, will be fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock, which we may designate in the future.

Preferred Stock

Upon the closing of this offering, the board of directors will be authorized, subject to any limitations prescribed by law, without stockholder approval, to issue up to an aggregate of 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of Nextest. We have no present plans to issue any shares of preferred stock.

Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and for other corporate purposes, may have the effect of delaying, deferring or preventing a change in control of Nextest without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have an effect of decreasing the market price of our common stock.

All outstanding shares of preferred stock will be converted to common stock upon the completion of this offering, and we currently have no plans to issue any other shares of preferred stock.

Registration Rights

After this offering, the holders of 8,000,00 shares of common stock will be entitled to rights to cause us to register the sale of such shares under the Securities Act. These shares are referred to as registrable securities. Specifically, commencing twelve months after the closing of this offering holders of at least 50% of the registrable securities may require us to prepare and file a registration statement under the Securities Act at our expense covering at least 25% of the registrable securities then outstanding.

Under these demand registration rights, we are required to use our reasonable efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than one of these demand registrations. Once we become eligible to file a registration statement on Form S-3, the holders of the registrable securities may require us to register for a public offering of shares of registrable securities on a registration statement on Form S-3, if such registration will generate anticipated aggregate net proceeds of at least $1,000,000, and may participate in a registration by us, subject to specific conditions and limitations. Registration rights terminate no later than four years after this offering. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act.

Effect of Certain Provisions of our Certificate of Incorporation and Bylaws and the Delaware Anti-Takeover Statute

Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could make the following transactions more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and to promote stability in our management. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

•	Undesignated Preferred Stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of Nextest. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

•	Stockholder Meetings. Our charter documents provide that a special meeting of stockholders may be called only by the chairman of the board, by our president, by a resolution adopted by a majority of our board of directors, or by holders of not less than 20% of our common stock.

•	Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

•	Elimination of Stockholder Action by Written Consent. Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

•	Board of Directors. Our restated Certificate of Incorporation and bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively by resolution by the board of directors. In addition, subject to any rights of holders of preferred stock, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and not by the stockholders. No decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director. Subject to the rights of holders of preferred stock, generally any director may be removed from office only for cause by the affirmative vote of the holders of at least a majority of our outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law. This law prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of our assets involving the interested stockholder;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is [            ].

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, a large number of our outstanding shares of common stock will not be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below. Sales of substantial amounts of our common stock in the public market after these restrictions lapse, or the perception that these sales may occur, could depress the prevailing market price of our common stock and limit our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, based upon the shares outstanding as of             , 2004, assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options prior to completion of this offering. Of the total outstanding shares, the              shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under the Securities Act, may generally only be sold in accordance with Rule 144 of the Securities Act.

Sales of Restricted Shares

The remaining 25,546,142 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to “lock-up” agreements under which the holders have agreed not to offer, sell or otherwise dispose of any of the shares of common stock owned by them for a period of 180 days after the date of this prospectus. Merrill Lynch & Co. may, in its sole discretion, at any time and without prior notice or announcement, release all or any portion of the shares subject to lock-up agreements. Upon expiration of the lock-up agreements, 5,352,797 shares will become eligible for sale pursuant to Rule 144(k), 19,000,356 shares will become eligible for sale under Rule 144 and 617,982 shares will become eligible for sale under Rule 701. In addition, of the 3,136,426 shares issuable upon exercise of options to purchase our common stock outstanding as of March 27, 2004, approximately 1,491,996 shares will be vested and eligible for sale 180 days after the date of this prospectus.

Stock Options

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock subject to issuance of options outstanding or reserved for future issuance under our 1998 and 2004 Stock Option Plans. Based upon the number of shares subject to outstanding options as of             , 2004 and the shares reserved for issuance under our 1998 and 2004 Stock Option Plans, the registration statement on Form S-8 would cover approximately              shares. Shares registered under that registration statement will generally be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Registration Rights

After this offering, the holders of an aggregate of approximately 8,000,000 shares of our common stock will have the right to require us to register these shares under the Securities Act under certain circumstances. After registration, the shares will be freely tradable without restriction under the Securities Act. For more information regarding these registration rights, see “Description of Capital Stock—Registration Rights”.

Rule 144

In general, under Rule 144 as currently in effect, beginning 180 days after the date of this prospectus, a person who has beneficially owned restricted securities for at least one year and is not an affiliate would be entitled to sell in “broker’s transactions” or to market makers, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding (which will equal approximately shares immediately after this offering); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are generally subject to the availability of current public information about Nextest.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell these shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell his or her shares 90 days after the effective date of this offering, unless otherwise restricted, in reliance on Rule 144, without having to comply with the holding period of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, SG Cowen Securities Corporation and Needham & Company, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
SG Cowen Securities Corporation
Needham & Company, Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $             per share to other dealers. After the offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Nextest Systems	$	$	$
Proceeds, before expenses, to Selling Stockholders	$	$	$

The total expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us.

Overallotment Option

We have granted an option to the underwriters to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise their options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise their options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling stockholders, our executive officers and directors and holders of our outstanding common stock have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, except for the shares being sold in this offering. Specifically, we and these other persons have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock; and

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

Quotation on the Nasdaq National Market

Our shares will be quoted on the Nasdaq National Market under the symbol “NEXT.”

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the selling stockholders and the underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the underwriters believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

The underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter’s short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the representatives make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Shares

Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet Web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch Web site is not a part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Affiliates of Needham & Company, Inc., SG Cowen and Merrill Lynch, which are acting as underwriters in this offering, have purchased an aggregate of 2,400,000 shares, 1,028,000 shares and 800,000 shares each of our Series B Preferred Stock.

LEGAL MATTERS

The validity of the common stock being offered by this prospectus will be passed upon for us by Heller Ehrman White & McAuliffe LLP, San Francisco, California which has acted as our counsel in connection with this offering. The underwriters have been represented by Morrison & Foerster LLP. Victor A. Hebert, a member of Heller Ehrman White and McAuliffe LLP and the corporate secretary of Nextest, beneficially owns 10,000 shares of our capital stock.

EXPERTS

The consolidated financial statements as of June 30, 2002 and 2003 and for each of the three years in the period ended June 30, 2003 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including exhibits and schedules) under the Securities Act, with respect to the shares of common stock offered by us and the selling stockholders in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement; some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information on Nextest and the common stock offered in this prospectus, reference is made to the registration statement, including the exhibits thereto, and the financial statements and notes filed as a part of the registration statement. With respect to each document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facility at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

NEXTEST SYSTEMS CORPORATION

REPORT OF INDEPENDENT AUDITORS

The reincorporation described in Note 1 of the consolidated financial statements has not been consummated at April 16, 2004. When it has been consummated we will be in a position to furnish the following report:

“To the Board of Directors and Stockholders of

Nextest Systems Corporation

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of Nextest Systems Corporation and its subsidiaries at June 30, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.”

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 16, 2004

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	June 30,		December 31,	Pro Forma Stockholders’ Equity at December 31, 2003
	2002	2003	2003
			(Unaudited)	(Unaudited)
				(See Note 1)
ASSETS
Current assets:
Cash and cash equivalents	$16,546	$15,576	$16,873
Accounts receivable, net of allowance of $300 at June 30, 2002 and 2003 and $166 at December 31, 2003 (unaudited)	4,459	5,387	3,693
Inventory	9,803	7,711	9,587
Deferred tax asset	1,848	—	2,415
Income tax receivable	1,186	3,602	3,439
Prepaid expenses and other current assets	377	265	97

Total current assets	34,219	32,541	36,104
Property and equipment, net	1,901	1,608	1,679
Restricted cash	709	617	512
Other assets	310	312	324

Total assets	$37,139	$35,078	$38,619

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,033	$1,801	$3,030
Accrued liabilities	1,429	1,626	1,785
Deferred revenue	1,305	2,112	1,278
Customer deposits	—	1,560	848
Income tax payable	590	750	1,028

Total current liabilities	4,357	7,849	7,969

Commitments and contingencies (Note 4)

Series B Mandatorily Redeemable Convertible Preferred Stock:
$2.50 par value; 8,000,000 shares authorized; 8,000,000 shares issued and outstanding at June 30, 2002, June 30, 2003 and December 31, 2003 (unaudited) (Series B liquidation preference of $40,000,000)	20,794	22,394	23,194	$—

Stockholders’ equity:
Series A Convertible Preferred Stock: $3.00 par value; 500,000 shares authorized; 500,000 shares issued and outstanding at June 30, 2002, June 30, 2003 and December 31, 2003 (unaudited) (Series A liquidation preference of $1,500,000)	1,490	1,490	1,490	—
Common Stock: $0.001 par value
Authorized: 140,000,000 shares;
Issued and outstanding: 16,470,060 and 16,610,160 shares at June 30, 2002 and 2003, respectively and 16,905,892 (unaudited) at December 31, 2003 actual, 25,431,392 (unaudited) pro forma	16	17	17	25
Additional paid in capital	1,395	1,395	3,506	28,182
Deferred stock-based compensation	(14)	—	(1,885)	(1,885)
Notes receivable from stockholders	(1,051)	(1,051)	(1,063)	(1,063)
Retained earnings	10,152	2,984	5,391	5,391

Total stockholders’ equity	11,988	4,835	7,456	$30,650

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity	$37,139	$35,078	$38,619

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Net revenue:
Products	$58,387	$12,800	$13,386	$3,647	$17,518
Services	136	1,742	2,212	1,112	1,154

Total net revenue	58,523	14,542	15,598	4,759	18,672

Cost of revenue:
Products	29,550	9,014	10,241	4,273	8,505
Services	97	284	477	199	295

Total cost of revenue	29,647	9,298	10,718	4,472	8,800

Gross profit	28,876	5,244	4,880	287	9,872
Operating expenses:
Research and development	4,020	3,525	4,456	2,108	2,821
Sales, general and administrative	9,142	6,519	8,045	3,836	5,344
Stock-based compensation	—	—	—	—	203

Total operating expenses	13,162	10,044	12,501	5,944	8,368

Income (loss) from operations	15,714	(4,800)	(7,621)	(5,657)	1,504
Interest income	513	339	267	135	136
Interest expense	(10)	—	—	—	—

Income (loss) before taxes	16,217	(4,461)	(7,354)	(5,522)	1,640
Income tax (provision) benefit	(6,851)	1,688	1,786	1,242	1,567

Net income (loss)	9,366	(2,773)	(5,568)	(4,280)	3,207
Accretion of cumulative preferred stock dividends	—	(933)	(1,600)	(800)	(800)

Net income (loss) available to common stockholders	$9,366	$(3,706)	$(7,168)	$(5,080)	$2,407

Basic and diluted net income (loss) per share available to common stockholders:
Net income (loss) per common share, basic	$0.69	$(0.25)	$(0.46)	$(0.33)	$0.10

Net income (loss) per common share, diluted	$0.54	$(0.25)	$(0.46)	$(0.33)	$0.09

Weighted average number of shares used in per share calculations, basic	13,601,512	14,712,091	15,631,644	15,295,424	24,878,416

Weighted average number of shares used in per share calculations, diluted	17,489,032	14,712,091	15,631,644	15,295,424	27,003,805

Stock-based compensation charge relates to the following:
Cost of revenue	$—	$—	$—	$—	$28
Research and development	—	—	—	—	54
Sales, general and administrative	—	—	—	—	121

Total	$—	$—	$—	$—	$203

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at June 30, 2000	—	$—	14,979,600	$15	$104	$—	$—	$4,492	$4,611
Issuance of common stock under restricted stock purchase agreement	—	—	525,000	1	937	—	(938)	—	—
Issuance of common stock upon exercise of options	—	—	710,985	—	7	—	—	—	7
Issuance of Series A convertible preferred, net of issuance cost of $10	500,000	1,490	—	—	—	—	—	—	1,490
Deferred stock-based compensation in connection with options issued for services	—	—	—	—	42	(42)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	14	—	—	14
Interest on note receivable from stockholders	—	—	—	—	—	—	(23)	—	(23)
Net income	—	—	—	—	—	—	—	9,366	9,366

Balance at June 30, 2001	500,000	1,490	16,215,585	16	1,090	(28)	(961)	13,858	15,465
Issuance of common stock under restricted stock purchase agreement	—	—	50,000	—	113	—	(90)	—	23
Issuance of common stock upon exercise of options	—	—	204,475	—	2	—	—	—	2
Amortization of deferred stock-based compensation	—	—	—	—	—	14	—	—	14
Accretion of Series B mandatorily redeemable convertible preferred stock	—	—	—	—	—	—	—	(933)	(933)
Interest on note receivable from stockholders	—	—	—	—	—	—	(51)	—	(51)
Repayment of interest on note receivable from stockholders	—	—	—	—	—	—	51	—	51
Services contributed by principal stockholders	—	—	—	—	190	—	—	—	190
Net loss	—	—	—	—	—	—	—	(2,773)	(2,773)

Balance at June 30, 2002	500,000	1,490	16,470,060	16	1,395	(14)	(1,051)	10,152	11,988

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except share data)

(Continued)

	Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Deferred Stock-Based Compensation	Notes Receivable from Stockholders	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at June 30, 2002	500,000	$1,490	16,470,060	$16	$1,395	$(14)	$(1,051)	$10,152	$11,988
Issuance of common stock upon exercise of options	—	—	140,100	1	—	—	—	—	1
Amortization of deferred stock-based compensation	—	—	—	—	—	14	—	—	14
Accretion of Series B mandatorily redeemable convertible preferred stock	—	—	—	—	—	—	—	(1,600)	(1,600)
Interest on note receivable from stockholders	—	—	—	—	—	—	(55)	—	(55)
Repayment of interest on note receivable from stockholders	—	—	—	—	—	—	55	—	55
Net loss	—	—	—	—	—	—	—	(5,568)	(5,568)

Balance at June 30, 2003	500,000	1,490	16,610,160	17	1,395	—	(1,051)	2,984	4,835
Issuance of common stock upon exercise of options (unaudited)	—	—	295,732	—	23	—	—	—	23
Deferred stock-based compensation (unaudited)	—	—	—	—	2,088	(2,088)	—	—	—
Amortization of deferred stock-based compensation (unaudited)	—	—	—	—	—	203	—	—	203
Accretion of Series B mandatorily redeemable convertible preferred stock (unaudited)	—	—	—	—	—	—	—	(800)	(800)
Interest on note receivable from stockholders (unaudited)	—	—	—	—	—	—	(27)	—	(27)
Repayment of interest on note receivable from stockholders (unaudited)	—	—	—	—	—	—	15	—	15
Net income (unaudited)	—	—	—	—	—	—	—	3,207	3,207

Balance at December 31, 2003 (unaudited)	500,000	$1,490	16,905,892	$17	$3,506	$(1,885)	$(1,063)	$5,391	$7,456

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands, except share data)

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Cash flows from operating activities:
Net income (loss)	$9,366	$(2,773)	$(5,568)	$(4,280)	$3,207
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	192	422	475	239	263
Provision for inventory obsolescence	1,526	1,175	1,554	1,554	479
Amortization of stock-based compensation	14	14	14	7	203
Deferred tax asset	(1,416)	132	1,847	1,847	(2,415)
Services contributed by principal stockholders	—	190	—	—	—
Interest on notes receivable from stockholders	(23)	(51)	(55)	(27)	(27)
Changes in current assets and liabilities:
Accounts receivable	5,832	(2,841)	(928)	2,825	1,694
Inventory	(9,409)	2,159	539	(11)	(2,355)
Income tax receivable	—	(1,186)	(2,416)	(2,486)	163
Prepaid expenses and other current assets	(100)	(67)	112	152	168
Other assets	(308)	33	(2)	(4)	(12)
Accounts payable	(139)	(928)	768	(645)	1,229
Accrued liabilities	291	(793)	197	(1)	159
Income taxes payable	(59)	(234)	160	598	278
Deferred revenue	3,644	(2,759)	807	(981)	(834)
Customer deposits	(7,161)	(488)	1,560	—	(712)
Deposit	(50)	—	—	—	—

Net cash provided by (used in) operating activities	2,200	(7,995)	(936)	(1,213)	1,488

Cash flows from investing activities:
Purchase of property and equipment	(1,892)	(256)	(182)	(14)	(334)
Restricted cash	(709)	—	92	92	105

Net cash provided by (used in) investing activities	(2,601)	(256)	(90)	78	(229)

Cash flows from financing activities:
Proceeds from exercise of options	7	2	1	—	23
Proceeds from convertible preferred stock, net of issuance costs	1,490	19,861	—	—	—
Proceeds for issuance of restricted common stock	—	23	—	—	—
Repayment of interest on note receivable from stockholders	—	51	55	15	15

Net cash provided by financing activities	1,497	19,937	56	15	38

Net increase (decrease) in cash and cash equivalents	1,096	11,686	(970)	(1,120)	1,297
Cash and cash equivalents at beginning of period	3,764	4,860	16,546	16,546	15,576

Cash and cash equivalents at end of period	$4,860	$16,546	$15,576	$15,426	$16,873

Supplementary cash flow information:
Cash paid for income taxes	$7,395	$238	$3	$3	$407

Refunds received for income taxes	$—	$638	$1,380	$1,203	$—

The accompanying notes are an integral part of these consolidated financial statements.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—The Company and Basis of Presentation:

The Company

Nextest Systems Corporation (the “Company”), was incorporated in California in November 1997 and is engaged in the design, development manufacturing, sale and service of automatic test equipment (“ATE”) for the semiconductor industry.

The Company intends to reincorporate in Delaware prior to the effective date of the initial public offering. All references to share amounts have been retroactively restated in the accompanying financial statements to give effect to the reincorporation.

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry and in addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above or other factors. Such factors could negatively impact its cash flows from operations and liquidity.

The Company’s future capital requirements will depend on many factors, including its rate of revenue growth, the price received for its products and services, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancement to existing products, the cost of ensuring access to adequate manufacturing capacity, and the continuing market acceptance of its products. The Company believes that cash and cash equivalents will be sufficient to meet its anticipated cash needs for operations and capital investments for the next twelve months. The liquidation preference of Series A convertible preferred stock and Series B redeemable convertible preferred stock exceeds total assets of the Company. In the event of liquidation, dissolution or winding up of the Company, holders of the Company’s common stock may not receive any proceeds.

Fiscal periods

The Company reports results of operations on the basis of 52 or 53 week periods, ending on the last Saturday in June of each fiscal year. Fiscal years 2001, 2002, and 2003 ended on June 30, 2001, June 29, 2002, and June 28, 2003, respectively. Fiscal years 2001, 2002, and 2003 were each comprised of 52 weeks. For presentation purposes, the accompanying consolidated financial statements refer to the fiscal year end of each respective year as June 30. The period for the six months ended December 31, 2002 and 2003 actually ended on December 28, 2002 and December 27, 2003, respectively.

Basic of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Foreign currency translation

Foreign subsidiaries use their local currency as their functional currency. Assets and liabilities of foreign operations are translated into U.S. dollars at rates of exchange in effect at the respective balance sheet dates, and revenue and expenses are translated using average rates for the period. Gains and losses from foreign currency translation are included as a separate component of stockholders equity. Foreign currency transaction gains and losses, which have not been significant to date, are included as a component of interest and other income, net, in our consolidated statements of operations.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited interim results

The accompanying consolidated balance sheet as of December 31, 2003, the statements of operations and of cash flows for the six months ended December 31, 2002 and 2003 and the statement of stockholders’ equity for the six months ended December 31, 2003 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of December 31, 2003 and results of operations and cash flows for the six months ended December 31, 2002 and 2003. The financial data and other information disclosed in these notes to financial statements related to the six-month periods are unaudited. The results for the six months ended December 31, 2003 are not necessarily indicative of the results to be expected for the year ending June 30, 2004 or for any other interim period or for any other future year.

Unaudited pro forma stockholders’ equity

If the offering contemplated by this prospectus is consummated, all of the mandatorily redeemable cumulative convertible preferred stock and convertible preferred stock outstanding will automatically convert to 8,525,500 shares of common stock, based on the shares of preferred stock outstanding at December 31, 2003. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the mandatorily redeemable cumulative convertible preferred stock and redeemable convertible preferred stock, is set forth on the balance sheet.

Revenue recognition

The Company recognizes revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the selling price is fixed or determinable and collection of the resulting receivable is reasonably assured. Delivery generally occurs when the product is delivered to a common carrier. When the arrangement with the customer includes future obligations or is contingent on obtaining customer acceptance, revenue is deferred and recognized only when these obligations have been met or customer acceptance has been received. In a few instances the Company has entered into short-term rental agreements with customers for the use of its systems. The Company recognizes rental revenue ratably over the applicable rental period. Rental revenues are included as a component of product sales and have been immaterial to date.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The Company recognizes revenue from fixed-price support or maintenance contracts, including extended warranty contracts, ratably over the contractual period and recognizes the costs associated with these contracts as incurred. Revenue for out-of-warranty repairs is recognized when the repaired product is delivered to a common carrier.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $72,000, $55,000, $36,000, $6,313 (unaudited) and $50,055 (unaudited) for the years ended June 30, 2001, 2002 and 2003, respectively, and the six months ended December 31, 2002 and December 31, 2003.

Research and development

Research and development costs consist primarily of compensation and related costs for personnel as well as costs related to materials, outside contractors, equipment depreciation and other engineering overhead costs. All research and development costs are expensed as incurred.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company deposits all of its cash and cash equivalents with two high credit quality financial institutions.

Restricted cash

Restricted cash as of June 30, 2003 consists of $612,000, which is held for purposes of an irrevocable standby letter of credit. The standby letter of credit is held as collateral for the lease of the 1901 Monterey Road facility. In addition, $5,000 is held as collateral for the Company’s Visa/MasterCard Merchant Account.

Fair value of financial instruments

The carrying amounts of the Company’s financial instruments, which include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to their short maturities and/or market-consistent interest rates.

Concentration of credit risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, and accounts receivable. The Company deposits are primarily in checking and money market accounts with reputable financial institutions. Deposits held with financial institutions may exceed the amount of insurance provided on such deposits. The Company’s accounts receivable are derived from revenue earned from customers located in the North America, Europe and Asia. The Company performs ongoing credit evaluations of its customers’ financial condition.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following table sets forth sales to customers comprising 10% or more of the Company’s total revenue for the periods indicated:

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Customer
Atmel	77%	50%	17%	26%	22%
SanDisk	—	—	39	—	41
Microchip	—	—	—	20	—
NSEB	—	—	—	17	—
Samsung	—	—	—	—	12

The following table sets forth accounts receivable from customers comprising 10% or more of the Company’s total accounts receivable balance at the period ends indicated:

	June 30,		December 31, 2003
	2002	2003
			(Unaudited)
Customer
Atmel	32%	11%	14%
SanDisk	13	44	20
Microchip	—	—	—
NSEB	19	—	—
Samsung	—	31	—
Cogent	14	—	—
Amkor	—	—	35

Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on a first-in, first-out basis), or market. The Company records provisions for slow moving inventories based upon a regular analysis of inventory on hand compared to projected end user demand. Projected end user demand is generally based on sales forecasts and backlog. These provisions can influence results from operations. For example, when demand for a given part falls, all or a portion of the related inventory is reserved, impacting cost of sales and gross profit. If demand recovers and the parts previously reserved are sold, a higher than normal margin will generally be recognized. General market conditions as well as the Company’s design activities can cause certain of its products to become obsolete. Inventory held at customers represents evaluation units that have been shipped to potential customers, which are often later purchased. Field service inventory represents spare parts used by the service department that generally do not turn as often as raw materials and work in process.

Property and equipment

Property and equipment, including leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The depreciation and amortization periods of property and equipment are as follows:

Demonstration equipment	Five years
Computer and test equipment	Five years
Computer software	Three years
Furniture and fixtures	Seven years
Leasehold improvements	Shorter of the estimated useful life or remaining term of lease

Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability is measured by comparison of the carrying amount to the future undiscounted net cash flows, which the assets are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of these assets exceeds the fair value of the assets. There have been no impairments of long-lived assets through June 30, 2003 and December 31, 2003 (unaudited).

Income taxes

The Company accounts for income taxes under the liability method whereby the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

In addition, the Company’s calculation of their tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company is subject to income tax audits in all of the jurisdictions in which it operates and, as a result, must also assess exposures to any potential issues arising from current or future audits of current and prior years tax returns. Accordingly, the Company must assess such potential exposure and, where necessary, provide a reserve to cover any expected loss. To the extent that the Company establishes a reserve, its provision for income taxes would be increased. If the Company ultimately determines that payment of these amounts is unnecessary, it reverses the liability and recognizes a tax benefit during the period in which it determines that the liability is no longer necessary. The Company records an additional charge in its provision for taxes in the period in which it determines that the recorded tax liability is less than the Company expects the ultimate assessment to be.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Warranty

The Company generally warrants its product for a period of twelve months. A provision for the estimated cost of warranty is recorded when the related revenue is recognized (in thousands).

Balance at June 30, 2001	$559
Reserve for warranties issued	154
Settlements made	(341)

Balance at June 30, 2002	372
Reserve for warranties issued	121
Settlements made	(261)

Balance at June 30, 2003	232
Reserve for warranties issued (unaudited)	168
Settlements made (unaudited)	(141)

Balance at December 31, 2003 (unaudited)	$259

Stock-based compensation

At June 30, 2003, the Company has one stock-based compensation plan. The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees, and related Interpretations.” Under APB 25, when the exercise price of the Company’s stock options is less than the fair value of the underlying shares on the date of grant, compensation expense is recognized. The following table illustrates the effect on net income (loss) if the Company had applied the fair value recognition provisions of FASB No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation (in thousands).

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Net income (loss) available to common stockholders, as reported	$9,366	$(3,706)	$(7,168)	$(5,080)	$2,407
Add: Stock-based employee compensation expense included in net loss	—	—	—	—	203
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards	(131)	(216)	(181)	(98)	(336)

Pro forma net income (loss) available to common stockholders	$9,235	$(3,922)	$(7,349)	$(5,178)	$2,274

Basic net income (loss) per share:
As reported	$0.69	$(0.25)	$(0.46)	$(0.33)	$0.10

Pro forma	$0.68	$(0.27)	$(0.47)	$(0.34)	$0.09

Diluted net income (loss) per share:
As reported	$0.54	$(0.25)	$(0.46)	$(0.33)	$0.09

Pro forma	$0.53	$(0.27)	$(0.47)	$(0.34)	$0.08

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing method assuming: for the years ended June 30, 2001, 2002, 2003 and for the six months ended December 31, 2002 and 2003 an expected option life of five years, a risk-free interest rates of 4.79% to 5.68%, 4.62% to 4.83%, 3.07%, 3.07% and 3.29%, respectively, no dividends and no volatility (minimum value method).

The weighted average fair value of stock options granted in fiscal year 2001, 2002, 2003 and for the six months ended December 31, 2002 and 2003 was $0.38, $0.47, $0.07, $0.07 (unaudited) and $2.20 (unaudited), respectively.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123, Emerging Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” (“EITF 96-18”) and Financial Accounting Standards Board Interpretation No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans” (“FIN 28”).

Net income (loss) per share

In accordance with SFAS No. 128, “Earnings Per Share” the Company computes basic net income (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares and participating redeemable convertible preferred shares using the “if converted” method (only if effect is dilutive) outstanding during the period. Basic net income (loss) per share excludes the dilutive effect of stock options and unvested common shares. Net income (loss) available to common stockholders is calculated as the net income (loss) less cumulative preferred stock dividends for the period. Diluted income per share reflects the dilution of potential common shares outstanding during the period. In computing diluted income per share, the Company adjusts share count by assuming that all in-the-money options are exercised and that the Company repurchases shares with the proceeds of these hypothetical exercises. The Company further assumes that any unamortized deferred stock-based compensation is also used to repurchase shares. In determining the hypothetical shares repurchased, the Company uses the average stock price for the period.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per share (in thousands, except share data):

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Numerator:
Net income (loss) from continuing operations	$9,366	$(2,773)	$(5,568)	$(4,280)	$3,207
Less: Cumulative preferred stock dividends	—	(933)	(1,600)	(800)	(800)

Net income (loss) attributable to common stockholders	$9,366	$(3,706)	$(7,168)	$(5,080)	$2,407

Denominator:
Weighted-average common shares outstanding	15,743,973	16,346,159	16,522,384	16,474,582	16,806,231
Weighted-average participating convertible preferred shares outstanding	250,000	—	—	—	8,525,500
Less: Unvested common shares subject to repurchase	(2,392,461)	(1,634,068)	(890,740)	(1,179,158)	(453,315)

Total shares; basic	13,601,512	14,712,091	15,631,644	15,295,424	24,878,416
Effect of dilutive securities
Add: Unvested common shares subject to repurchase	2,125,382	—	—	—	304,891
Stock options	1,762,138	—	—	—	1,820,498

Total shares; diluted	17,489,032	14,712,091	15,631,644	15,295,424	27,003,805

Net income (loss) per common share, basic	$0.69	$(0.25)	$(0.46)	$(0.33)	$0.10

Net income (loss) per common share, diluted	$0.54	$(0.25)	$(0.46)	$(0.33)	$0.09

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

The following outstanding mandatorily redeemable convertible preferred stock and convertible preferred stock and common stock options were excluded from the computation of diluted net income per share as they had an antidilutive effect:

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Mandatorily redeemable convertible preferred stock (assuming conversion, using appropriate conversion ratio, to common shares)	—	4,594,000	8,000,000	8,000,000	—
Convertible preferred stock (assuming conversion, using appropriate conversation ratio, to common shares)	—	525,500	525,500	525,500	—
Unvested common shares subject to repurchase	267,079	1,634,068	890,740	1,179,158	148,424
Stock options	185,595	1,898,258	2,468,108	2,571,208	1,141,978

Comprehensive income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There was no difference between the Company’s net income (loss) and its comprehensive income (loss) for the years ended June 30, 2001, 2002, 2003 and for the six month period ended December 31, 2002 and 2003 (unaudited).

Recent accounting pronouncements

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN No. 45 requires disclosures about the guarantees that an entity has issued, including a reconciliation of changes in the entity’s product warranty liabilities. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end. The disclosure requirements of FIN No. 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this standard did not have any material impact on the Company financial position or results of operations.

In December 2003, the FASB issued additional guidance clarifying the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (“FIN 46-R”). FIN 46-R provides a deferral of FIN 46 for certain entities until after March 15, 2004. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

scope because that financial instrument embodies an obligation of the issuer. Many of such instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard did not have a material impact on the Company’s financial position or results of its operations.

In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (EITF Issue No. 00-21). EITF Issue No. 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No. 00-21 apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF Issue No. 00-21 to date did not have a significant impact on the Company’s financial statements.

In December 2003, the SEC issued Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company’s results of operations, financial position or cash flows.

In March 2004, the FASB approved EITF Issue 03-6 “Participating Securities and the Two-Class Method under FAS 128”. EITF Issue 03-6 supersedes the guidance in Topic No. D-95, “Effect of Participating Convertible Securities on the Computation of Basic Earnings per Share”, and requires the use of the two-class method of participating securities. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. In addition, EITF Issue 03-6 addresses other forms of participating securities, including options, warrants, forwards and other contracts to issue an entity’s common stock, with the exception of stock-based compensation (unvested options and restricted stock) subject to the provisions of Opinion 25 and FAS 123. EITF Issue 03-6 is effective for reporting periods beginning after March 31, 2004 and should be applied by restating previously reported EPS. The Company is currently in the process of evaluating the impact that the adoption of EITF Issue 03-6 will have on its financial position and results of operations.

Note 2—Balance Sheet Components (in thousands):

	June 30,		December 31, 2003
	2002	2003
			(Unaudited)
Accounts receivable:
Accounts receivable	$4,759	$5,687	$3,859
Allowance for doubtful accounts	(300)	(300)	(166)

	$4,459	$5,387	$3,693

The Company had no significant write-offs or recoveries during the years ended June 30, 2001, 2002, 2003 and during the six months ended December 31, 2002 and 2003 (unaudited).

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

	June 30,		December 31, 2003
	2002	2003
			(Unaudited)
Inventory:
Raw materials	$6,891	$3,988	$4,963
Work-in-progress	693	1,224	2,625
Inventory held at customer	1,689	1,872	1,413
Field service inventory	530	627	586

	$9,803	$7,711	$9,587

	Estimated Useful Life (in Years)	June 30,		December 31, 2003
		2002	2003
				(Unaudited)
Property and equipment, net:
Demonstration equipment	5	$357	$357	$357
Computer and test equipment	5	564	679	981
Computer software	3	309	376	400
Furniture and fixtures	7	33	33	33
Leasehold improvements	7	1,304	1,304	1,312

		2,567	2,749	3,083
Less: Accumulated depreciation and amortization		(666)	(1,141)	(1,404)

		$1,901	$1,608	$1,679

Depreciation expense was $192,000, $422,000 and $475,000 for the years ended June 30, 2001, 2002 and 2003, respectively. Depreciation expense was $239,000 (unaudited) and $263,000 (unaudited) for the six months ended December 31, 2002 and 2003.

	June 30,		December 31, 2003
	2002	2003
			(Unaudited)
Accrued liabilities:
Payroll and related expenses	$692	$959	$1,134
Warranty	372	232	259
Sales tax payable	58	72	16
Accrued rent	307	363	376

	$1,429	$1,626	$1,785

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 3—Income Taxes:

The provision (benefit) for income taxes consists of the following (in thousands):

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
Current:
Federal	$6,640	$(1,820)	$(3,175)	$(2,560)	$764
State	1,627	—	(458)	(529)	1
Foreign	—	—	—	—	83

	8,267	(1,820)	(3,633)	(3,089)	848

Deferred:
Federal	(1,282)	411	1,394	1,394	(1,723)
State	(134)	(279)	453	453	(692)
Foreign	—	—	—	—	—

	(1,416)	132	1,847	1,847	(2,415)

Total provision (benefit) for income taxes	$6,851	$(1,688)	$(1,786)	$(1,242)	$(1,567)

The difference between the actual tax rate and the statutory rates is as follows:

	Years Ended June 30,			Six Months Ended December 31, 2003
	2001	2002	2003
				(unaudited)
Tax at federal statutory rate	35.00%	(35.00)%	(35.00)%	35.00%
State tax, net of federal benefit	5.75	(5.75)	(5.75)	5.03
Foreign tax	0	0	0	4.91
Research and development credit	1.50	8.66	2.16	(11.53)
Export tax benefit	0	0	0	(3.77)
Other	0	0	0	(1.76)
Valuation reserve	0	(5.75)	14.30	(123.43)

	42.25%	(37.84)%	(24.29)%	(95.55)%

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Deferred tax assets and liabilities consist of the following (in thousands):

	June 30,		December 31, 2003
	2002	2003
			(Unaudited)
Deferred tax assets:
Research and development credits	$115	$254	$144
Net operating loss carryforwards	107	304	266
Accruals, reserves and other	1,626	1,536	2,005

Gross deferred tax assets	1,848	2,094	2,415
Valuation allowance	—	(2,094)	—

Net deferred tax assets	$1,848	$—	$2,415

During the second quarter of fiscal 2003, management could not conclude, based on a number of factors, including the recent trends of operating losses, the inability to carryback losses to prior years and the uncertainty in the semiconductor industry, that it is more likely than not that the deferred tax assets will be utilized and as such a full valuation allowance was recorded.

During the quarter ended December 31, 2003, the Company determined that based on the return to profitability, the forecasted profitability for the foreseeable future and the rebound in the semiconductor industry that it was more likely than not that the deferred tax assets would be realized and as a result, the valuation allowance was reversed.

At June 30, 2003, the Company has stated net operating loss carryforwards of approximately $2.1 million available to reduce future taxable income. The carryforward expires in 2007, if not utilized. In addition, the Company has research and development tax credit carryforwards of approximately $254,000 for state tax purposes at June 30, 2003. The tax credit carryforward will be carried forward until utilized.

At December 31, 2003, the Company has stated net operating loss carryforwards of approximately $4.6 million (unaudited) available to reduce future taxable income. The carryforward begins to expire in 2014, if not utilized. In addition, the Company has research and development tax credit carryforwards of approximately $221,000 (unaudited) for state tax purposes at December 31, 2003. The tax credit carryforward will be carried forward until utilized.

Under the Internal Revenue Code Section 382, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

Note 4—Commitments And Contingencies:

Lease Commitments

Future minimum lease payments under noncancelable operating leases have various expiration dates through 2008. The Company subleased certain properties during the year ended June 30, 2001. The rent expense for that year was $1,028,000 net of sublease payments of $136,000. Rent expense for the years ended June 30, 2001, 2002 and 2003 and the six months ended December 31, 2002 and 2003 was $1,028,000, $1,091,000,

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

$1,103,000, $545,000 (unaudited) and $563,000 (unaudited), respectively. Future minimum lease payments as of December 31, 2003 under noncancelable operating leases are as follows (in thousands):

Year Ending June 30,	Operating Leases
2004	$560
2005	1,173
2006	1,202
2007	1,199
2008	510

$4,644

Purchase commitments

The Company has an outstanding purchase commitment with a supplier in the amount of $0.8 million at December 31, 2003 (unaudited) which is payable over the next year.

Contingencies

The Company, as permitted under California law and in accordance with their Bylaws, has indemnification obligations to their officers and directors for certain events or occurrences, subject to certain limits, while they were serving at the Company’s request in such capacity. The maximum amount of potential future indemnification is unlimited; however, the Company has a Director and Officer Insurance Policy that enables them to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the Company believes the fair value of these indemnification agreements is minimal.

The Company’s sales agreements indemnify their customers for any expenses or liability resulting from claimed infringements of patents, trademarks or copyrights of third parties. The terms of these indemnification agreements are generally perpetual any time after execution of the agreement. The maximum amount of potential future indemnification is unlimited. However, to date, the Company has not paid any claims or been required to defend any lawsuits with respect to any claim.

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position, results of operations or cash flows of the Company.

Note 5—Common Stock:

The Company’s Articles of Incorporation authorize the Company to issue 85,000,000 shares of no par value Common Stock. A portion of the shares issued is subject to a right of repurchase by the Company, which lapses over a period of three to seven years from the earlier of grant date or employee hire date, as applicable. At June 30, 2003, there were 1,235,000 shares subject to repurchase.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Restricted Stock Purchase Agreements

During the six months ended December 31, 2003 and year ended June 30, 2003, the Company did not issue common stock under any restricted stock purchase agreement. During the fiscal years 2001 and 2002, the Company sold 525,000 and 50,000 shares of its common stock to employees and directors of the Company under agreements which provide for repurchase of shares by the Company at the stock’s original purchase price ranging from $1.50 to $2.25 per share, respectively. The weighted average price of restricted stock issued in fiscal 2001 and 2002 was $1.79 and $2.25 per share. Shares shall be released from the repurchase option cumulatively on the dates set forth on each individual’s Restricted Stock Purchase Agreement. The Company may repurchase shares that are still subject to the right of repurchase if any of the following events take place: (1) termination of continuous employment or (2) involuntary transfer to creditors or to any other person or entity of all or any part of the shares still subject to the repurchase option at the time of the transfer.

As consideration for the purchase of a portion of these shares the Company accepted promissory notes totaling $1,027,500 from certain officers, directors and employees. These promissory notes accrue interest at a rate of 4% to 6% per annum and are payable in full in 2006. All of these notes, other than one, are full recourse and are collateralized by the individual’s personal assets including the related shares purchased. One of the notes limits the personal liability to 30% of the face value of the instrument and as a result, variable accounting would result until such time that the underlying restricted shares have vested or the loan is repaid. Due to the increased fair value of the underlying common stock, the Company recorded a charge of approximately $79,000 (unaudited) during the six months ended December 31, 2003.

Note 6—Convertible Preferred Stock:

At December 31, 2003, the Company had authorized 15,000,000 shares of preferred stock, of which 500,000 shares and 8,000,000 shares were designated as Series A convertible preferred stock (“Series A”), and Series B mandatorily redeemable convertible preferred stock (“Series B”), respectively. The Series A and Series B are collectively referred to as “Preferred Stock.”

In January 2001, the Company issued 500,000 shares of convertible preferred stock, all of which were designated as Series A convertible preferred stock (the “Series A preferred stock”).

In November and December 2001, the Company issued an aggregate of 8,000,000 shares of convertible preferred stock, all of which were designated as Series B mandatorily redeemable convertible preferred stock (the “Series B preferred stock”).

The Series A and Series B preferred stock have the following characteristics:

Voting

The holders of the preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote.

The holders of Series B preferred stock voting as a single class shall be entitled to elect one member of the board of directors.

The Company must obtain affirmative vote or written consent from the majority of the holders of the Series A preferred stock and 75% of the holders of Series B preferred stock in order to alter the rights or

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

privileges of each respective series of preferred stock, amend articles of incorporation and increase or decrease the authorized number of each respective series of preferred stock.

Dividends

The holders of the Series A preferred stock are entitled to receive, when and if declared by the Board of Directors and out of funds legally available, noncumulative dividends at an annual rate of 6% per annum. The holders of Series B preferred stock are entitled to receive, when declared by the Board of Directors, cumulative dividends at an annual rate of 8% per annum. Dividends are payable in preference and priority to any payment of any dividend on common stock, until all declared dividends on the Series A and Series B preferred stock have been paid. Through June 30, 2003, no dividends have been declared or paid by the Company.

Liquidation preference

In the event of any liquidation, dissolution or winding up of the Company, including a sale, lease, assignment, transfer, conveyance or disposal of substantially all of the assets, a merger, acquisition or other transaction or series of related transactions in which more than 50% of the outstanding voting power of this Company is disposed, the assets of the Company shall be distributed according to the following preferences. The holders of Series B preferred stock are entitled to receive the greater of an amount of $5.00 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A, and common stock or the amount per share that would have been payable had each share of Series B preferred stock been converted to common stock on the effective date of such liquidation event. Should the Company’s legally available assets be insufficient to satisfy the Series B preferred stock liquidation preferences, then all the funds will be distributed to the holders of Series B preferred stock ratably. If there are any assets remaining after the distribution of the Series B preferred stock preferences, the holders of Series A preferred stock shall then be entitled to receive an amount of $3.00 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. Should the Company’s legally available assets be insufficient to satisfy the Series A preferred stock liquidation preferences, then all legally available funds will be distributed to the holders of Series A preferred stock in proportion to their preferences. The remaining assets, if any, shall be distributed ratably among the holders of common stock.

Conversion

Each share of Series A and Series B preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The conversion price of Series A and Series B Preferred Stock is $2.854 and $2.50 per share, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s Articles of Incorporation. Conversion is automatic upon the earlier of the closing of a firm commitment underwritten public offering in which the aggregate proceeds raised exceed $25,000,000 or upon the sale, lease or transfer of substantially all the assets including a merger or an acquisition in which more than 50% of the outstanding voting power is disposed. At June 30, 2003, 8,525,500 shares of the Company’s Common Stock were reserved for issuance upon the conversion of the Series A and Series B preferred stock.

Redemption

Upon written notice of at least a majority of the holders of Series B preferred stock, at any time not less than 60 days prior to the fourth anniversary of the Series B original issue date (November 2001), the Company shall redeem all the Series B preferred stock at a price equal to the greater of the fair market value of the Series B preferred, as determined by the Board of Directors, including a director elected by the holders of Series B

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

preferred, or the original Series B issue price for each share of Series B preferred, plus all declared but unpaid dividends thereon. At June 30, 2003 and December 31, 2003, the Company recorded cumulative charges to its retained earnings of $2,533,000 and $3,333,000 (unaudited), respectively, related to the accretion of the Series B preferred stock to its redemption value for the cumulative but undeclared dividend. If Series B preferred stock remains outstanding until its original redemption date (November 2005), its minimum redemption value will be $26,262,000.

Note 7—Stock Option Plan:

In January 1998, the Company adopted the 1998 Equity Incentive Plan (the “Plan”). The Plan provides for the granting of restricted stock and stock options to employees, directors and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options (“ISO”) may be granted only to Company employees. Nonqualified stock options (“NSO”) may be granted to Company employees, directors and consultants. The Company has reserved 6,000,000 shares of Common Stock for issuance under the Plan. In January 2000, the Company amended the Plan to increase the number of shares authorized to be issued under the Plan to 10,000,000 shares.

Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively. To date, options granted generally vest cumulatively, as to 20% of the optioned shares on each anniversary date until all of the optioned shares have vested.

In October 2000, the Company granted options, which included 40,000 options to purchase Common Stock to certain non-employees consultants under the Plan. These options were valued at the date of grant based on Black-Scholes pricing model with the following assumptions: expected life of 10 years, risk-free interest rate of 5.66%, no dividends during the expected term and volatility of 90%. The Company recognized a deferred charge of $42,000 and a compensation expense of $14,000 in connection with these options during fiscal 2001, 2002 and 2003.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Activity under the Plan is as follows:

	Shares Available for Grant	Number of Shares Outstanding	Weighted Average Prices
Balances at June 30, 2000	2,737,582	2,282,818	$0.01
Options granted	(391,500)	391,500	1.50
Restricted stock grants	(525,000)	525,000	1.79
Options cancelled	15,600	(15,600)	0.01
Options exercised and restricted stock issued	—	(1,235,985)	0.76

Balances at June 30, 2001	1,836,682	1,947,733	0.31
Options granted	(228,000)	228,000	2.25
Restricted stock grants	(50,000)	50,000	2.25
Options cancelled	73,000	(73,000)	0.01
Options exercised and restricted stock issued	—	(254,475)	0.45

Balances at June 30, 2002	1,631,682	1,898,258	0.58
Options granted	(712,800)	712,800	0.50
Options cancelled	2,850	(2,850)	0.99
Options exercised and restricted stock issued	—	(140,100)	0.01

Balances at June 30, 2003	921,732	2,468,108	0.58
Options granted (unaudited)	(803,300)	803,300	0.53
Options cancelled (unaudited)	13,200	(13,200)	0.77
Options exercised and restricted stock issued (unaudited)	—	(295,732)	0.08

Balances at December 31, 2003 (unaudited)	131,632	2,962,476	$0.62

Total options at June 30, 2003 are comprised as follows:

	Options Outstanding at June 30, 2003			Options Exercisable at June 30, 2003
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.01	1,141,558	5.75	$0.01	971,520	$0.01
0.50	712,800	9.31	0.50	99,987	0.50
1.50	387,000	7.38	1.50	203,696	1.50
2.25	226,750	8.30	2.25	77,258	2.25

	2,468,108	7.27	$0.58	1,352,461	$0.40

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Total options at December 31, 2003 (unaudited) are comprised as follows:

	Options Outstanding at December 31, 2003			Options Exercisable at December 31, 2003
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.01	881,726	5.79	$0.01	638,716	$0.01
0.50	993,500	9.11	0.50	124,800	0.50
0.55	480,000	9.81	0.55	—	0.55
1.50	380,500	6.87	1.50	224,100	1.50
2.25	226,750	7.79	2.25	78,500	2.25

	2,962,476	7.84	$0.62	1,066,116	$0.55

Stock-based compensation

The Company uses the intrinsic-value method prescribed in APB No. 25 in accounting for its stock-based compensation arrangements with employees. Stock-based compensation expense is recognized for employee stock option grants in those instances in which the fair value of the underlying common stock greater than the exercise price of the stock options at the date of grant. The Company recorded deferred stock-based compensation related to employees of $1,727,000 (unaudited) in respect to stock options granted through December 31, 2003, of which $135,000 (unaudited) has been amortized to stock-based compensation expense during the six months ended December 31, 2003, on an accelerated basis over the vesting period of the individual options, in accordance with FASB Interpretation No. 28.

Note 8—Employment Benefit Plan:

In 1998, the Company adopted a defined contribution retirement plan (the “Plan”), which qualifies under Section 401(k) of the Internal Revenue Code of 1996. The Plan covers essentially all employees. Eligible employees may make voluntary contributions to the Plan up to statutory annual limitations and the Company is allowed to make discretionary contributions. The Company has made no discretionary contributions to date.

Note 9—Segment And Geographic Information:

The Company has adopted Statement of Financial Accounting Standards No. 131 “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”). Based on its operating management and financial reporting structure, the Company has determined that it has one reportable business segment: designing, manufacturing and marketing of automatic test equipment for the semiconductor industry.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Nextest reports in one industry segment—automatic test equipment. The Company markets its products and related services to customers mainly through a direct sales force. Revenues are attributed to geographic areas based on the country in which the customer is domiciled. The Company’s revenues are generated in the following geographic regions (in thousands):

	Years Ended June 30,			Six Months Ended December 31,
	2001	2002	2003	2002	2003
				(Unaudited)
North America	$30,488	$10,617	$6,460	$3,430	$10,818
Asia/Pacific	9,867	2,560	8,759	1,291	7,095
Europe, Middle East and Africa (EMEA)	18,168	1,365	379	38	759

	$58,523	$14,542	$15,598	$4,759	$18,672

Total net revenues from France were $16.4 million, $0.5 million, $0.2 million, $21,000 and $53,000 (unaudited) in the years ended June 30, 2001, 2002, and 2003, and the six month periods ended December 31, 2002 and 2003 respectively, and represented 28%, 3%, 1%, 0% (unaudited) and 0% (unaudited) of total net revenues in the years ended June 30, 2001, 2002, and 2003 and for the six month periods ended December 31, 2002 and 2003, respectively. Total net revenues from Taiwan were $87,000, $0.3 million, $6.3 million, zero (unaudited) and $3.6 million (unaudited) in the years ended June 30, 2001, 2002, and 2003, and the six month periods ended December 31, 2002 and 2003 respectively, and represented 0%, 2%, 40%, 0% (unaudited) and 19% (unaudited) of total net revenues in the years ended June 30, 2001, 2002, and 2003 and for the six month periods ended December 31, 2002 and 2003, respectively. Total net revenues from Thailand were $3.2 million, $0.9 million, $1.5 million, $1.0 million (unaudited) and $0.3 million (unaudited) in the years ended June 30, 2001, 2002, and 2003, and the six month periods ended December 31, 2002 and 2003 respectively, and represented 5%, 6%, 10%, 21% (unaudited) and 2% (unaudited) of total net revenues in the years ended June 30, 2001, 2002, and 2003 and for the six month periods ended December 31, 2002 and 2003, respectively. All revenues generated in North America were in the United States. No other individual country exceeded 10% of annual revenue in any period presented.

All of the Company’s long-lived assets are located in the United States.

Note 10—Related Party Transactions:

At June 30, 2002, June 30, 2003 and December 31, 2003, the Company held non-recourse promissory notes from one executive and three directors totalling $1,051,000, $1,051,000 and $1,064,000 (unaudited), respectively. The notes were issued in connection with the purchase of shares of common stock in October 2000, January 2001 and April 2002.

The affiliated funds of the underwriters invested an aggregate of $10,500,000 in the Series B Mandatorily Redeemable Convertible Preferred Stock financing in November 2001.

The Company sells its products to one of its Series A stockholders which sales management believes are at arms length. The total sales to the stockholder were $44,945,000, $7,287,000, $2,642,000 in the year ended June 30, 2001, 2002 and 2003, respectively. The total sales were $1,256,000 and $4,089,000 for the six month period ended December 31, 2002 (unaudited) and December 31, 2003 (unaudited), respectively. The balance due from the stockholder was $1,442,000, $596,000 and $536,000 at June 30, 2002, 2003 and December 31, 2003 (unaudited), respectively.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Note 11—Unaudited Pro Forma Net Income (Loss) Per Share Attributable To Common Stockholders (Unaudited):

Pro forma basic and diluted net income (loss) per share have been computed to give effect to mandatorily redeemable cumulative convertible preferred stock and convertible preferred stock that will convert to common stock upon the closing of the Company’s initial public offering (using the as-converted method) for the year ended June 30, 2003 and the six months ended December 31, 2003 as if the closing occurred at the beginning of fiscal 2003. The numerator excludes the accretion of Series B cumulative dividends of $1,600,000 and $800,000 during the year ended June 30, 2003 and the six months ended December 31, 2003. The following table sets forth the computation of pro forma basic and diluted net income per share:

	Year Ended June 30, 2003	Six Months Ended December 31, 2003
	(Unaudited)	(Unaudited)
Numerator:
Net income (loss)	$(5,568,000)	$3,207,000
Denominator:
Weighted average common shares outstanding	16,522,384	16,806,231
Less: Unvested common shares subject to repurchase	(890,740)	(453,315)
Add: Adjustments to reflect the weighted average effect of the assumed conversion of Series A and B preferred stock from the date of issuance	8,525,500	8,525,500

Total shares used in computing basic pro forma net income per common share	24,157,144	24,878,416

Add: Adjustments to reflect the effect of the assumed conversion of:
Employee stock options outstanding	—	1,820,498
Unvested common shares subject to repurchase	—	304,891

Total shares used in computing diluted pro forma net income per common share	24,157,144	27,003,805

Pro forma net income per common share:
Basic	$(0.23)	$0.13

Diluted	$(0.23)	$0.12

Note 12—Subsequent Events:

Initial public offering

In February 2004, the Company’s board of directors authorized management to file a registration statement with the Securities and Exchange Commission to permit the Company to sell shares of its common stock to the public.

NEXTEST SYSTEMS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(CONTINUED)

Employee and Director Benefit Plans

In March, 2004, the board of directors and stockholders approved an amendment to the 1998 Equity Incentive Plan (the “Plan”) to increase the number of shares of Common Stock reserved for issuance under such Plan by 2,000,000 shares, to an aggregate of 12,000,000 shares.

Reincorporation

Subsequent to the proposed reincorporation, the Company will be authorized to issue 140,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. Further, the Board of Directors will have the authority to issue undesignated preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof.

International expansion

On March 5, 2004, the Company formed a subsidiary (“Nextest Systems (Philippines) Corporation”) by subscribing to 12,498 shares of the subsidiary’s common stock. The primary purpose of the subsidiary (“Nextest Systems (Philippines) Corporation”), is to engage in the trade or business of test systems development and integration in the semiconductor industry. The Total Net Asset Value of the Subsidiary does not exceed $50,000.

On November 12, 2003, the Company formed a subsidiary (“Nextest Systems Europe”) by subscribing to 10,000 shares of the subsidiary’s common stock. The primary purpose of the subsidiary (“Nextest Systems Europe”) is to provide consulting services relating to automatic test equipment for the semiconductor industry and related products. The Total Net Asset Value of the Subsidiary does not exceed $50,000.

Through and including             , 2004 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

             Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

SG Cowen

Needham & Company, Inc.

            , 2004

PART II

Information Not Required In Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by Nextest, other than the underwriting discounts and commissions payable by Nextest in connection with the sale of the common stock being registered. All amounts shown are estimates except for the registration fee and the NASD filing fee.

	Amount to be Paid
Registration fee		$11,403
NASD filing fee
Nasdaq National Market
Blue sky qualification fees and expenses
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees
Miscellaneous expenses
TOTAL	$

Item 14.    Indemnification of Officers and Directors.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors and other corporate agents under certain circumstances and subject to certain limitations. Our amended and restated certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we have entered into separate indemnification agreements with our directors and executive officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). The indemnification provisions in our amended and restated certificate of incorporation and bylaws and the indemnification agreements to be entered into between us and our directors and executive officers may be sufficiently broad to permit indemnification of our directors and executive officers for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. We also intend to maintain director and officer liability insurance, if available on reasonable terms, to insure our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, the underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of us and our officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.    Recent Sales of Unregistered Securities.

During the past three years, we have sold and issued the following unregistered securities:

(1) We have issued an aggregate of 1,939,550 options to purchase shares of common stock to our directors, employees and consultants at exercise prices ranging from $0.50 to $2.25 and 789,307 shares of common stock have been issued pursuant to the exercise of options for aggregate proceeds of $91,280.07.

(2) We have issued an aggregate of 50,000 shares of common stock to employees, officers and directors at purchase price per share of $2.25 for aggregate consideration of $112,500.

(3) In November and December 2001, we issued 8,000,000 shares of Series B Preferred Stock, convertible into 8,000,000 shares of Common Stock, to a total of 19 investors for an aggregate purchase price of $20,000,000.

The sales of the above securities described in items (1) and (2) were deemed to be exempt from registration pursuant to either Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans approved by the registrant’s board of directors. The sale of the securities described in item (3) was deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about us or had adequate access, through their relationship with us, to information about us. There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.    Exhibits and Financial Statement Schedules.

(A) EXHIBITS

Exhibit Number	Description of Document
1.1*	Form of Purchase Agreement

3.1	Articles of Incorporation currently in effect

3.2	Bylaws currently in effect

3.3*	Form of Amended and Restated Certificate of Incorporation (to be effective at closing)

3.4*	Form of Amended and Restated Bylaws (to be effective at closing)

4.1*	Specimen Common Stock Certificate

4.2	Information and Registration Rights Agreement by and among Nextest Systems Corporation and certain holders of preferred stock, dated as of November 27, 2001, as amended on April 12, 2004

5.1*	Opinion of Heller Ehrman White & McAuliffe LLP

10.1	Nextest Systems Corporation 1998 Equity Incentive Plan, as amended

10.2	Form of Option Agreement under Nextest Systems Corporation 1998 Equity Incentive Plan

10.3*	Nextest Systems Corporation 2004 Equity Incentive Plan

10.4*	Form of Option Agreement under Nextest Systems Corporation 2004 Equity Incentive Plan

10.5*	Nextest Systems Corporation 2004 Employee Stock Purchase Plan

10.6*	Nextest Systems Corporation 2004 Foreign Subsidiary Employee Stock Purchase Plan

10.7	Form of Security Agreement between the Company and each of Jim Moniz, Juan A. Benitez, Stephen G. Newberry and Eugene White

10.8	Form of Secured Promissory Note issued by each of Jim Moniz, Juan A. Benitez, Stephen G. Newberry and Eugene White

10.9	Lease Agreement dated October 16, 2000 by and between Lawrence L. Reece Trust and the Company

10.10*	Form of Indemnification Agreement

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants

23.2*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-4)

*	To be filed by amendment

(B) FINANCIAL STATEMENT SCHEDULE

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Purchase Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein and the Offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in San Jose, California, on the 16th day of April, 2004.

NEXTEST SYSTEMS CORPORATION

By:	/S/ ROBIN ADLER
Robin Adler Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robin Adler and Jim Moniz, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ ROBIN ADLER Robin Adler	Chief Executive Officer and Chairman (Principal Executive Officer)	April 16, 2004

/s/ JIM MONIZ Jim Moniz	Chief Financial Officer (Principal Financial and Accounting Officer)	April 16, 2004

/s/ HOWARD MARSHALL Howard Marshall	Director	April 16, 2004

/s/ JUAN A. BENITEZ Juan A. Benitez	Director	April 16, 2004

/s/ STEPHEN G. NEWBERRY Stephen G. Newberry	Director	April 16, 2004

/s/ RICHARD L. DISSLY Richard L. Dissly	Director	April 16, 2004

/s/ EUGENE WHITE Eugene White	Director	April 16, 2004

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Purchase Agreement

3.1	Articles of Incorporation currently in effect

3.2	Bylaws currently in effect

3.3*	Form of Amended and Restated Certificate of Incorporation (to be effective at closing)

3.4*	Form of Amended and Restated Bylaws (to be effective at closing)

4.1*	Specimen Common Stock Certificate

4.2	Information and Registration Rights Agreement by and among Nextest Systems Corporation and certain holders of preferred stock, dated as of November 27, 2001, as amended on April 12, 2004

5.1*	Opinion of Heller Ehrman White & McAuliffe LLP

10.1	Nextest Systems Corporation 1998 Equity Incentive Plan, as amended

10.2	Form of Option Agreement under Nextest Systems Corporation 1998 Equity Incentive Plan

10.3*	Nextest Systems Corporation 2004 Equity Incentive Plan

10.4*	Form of Option Agreement under Nextest Systems Corporation 2004 Equity Incentive Plan

10.5*	Nextest Systems Corporation 2004 Employee Stock Purchase Plan

10.6*	Nextest Systems Corporation 2004 Foreign Subsidiary Employee Stock Purchase Plan

10.7	Form of Security Agreement between the Company and each of Jim Moniz, Juan A. Benitez, Stephen G. Newberry and Eugene White

10.8	Form of Secured Promissory Note issued by each of Jim Moniz, Juan A. Benitez, Stephen G. Newberry and Eugene White

10.9	Lease Agreement dated October 16, 2000 by and between Lawrence L. Reece Trust and the Company

10.10*	Form of Indemnification Agreement

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants

23.2*	Consent of Heller Ehrman White & McAuliffe LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on page II-4)

*	To be filed by amendment